IMPERIAL METALS CORPORATION

#82-34714

03032512

September 25, 2003

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose the following documentation filed with Canadian Securities Commission and The Toronto Stock Exchange with respect to the Company's recent private placement transaction:

1. Material Change Reports (August 1st and 20th, 2003) filed with the British Columbia, Ontario, Saskatchewan and Quebec Securities Commissions;
2. Statutory Filings by Catalyst Corporate Finance Lawyers on August 27, 2003 to British Columbia, Ontario and Alberta Securities Commissions;
3. Form 45-102F2 dated August 27, 2003;
4. TSX Filing of Form 1 Submission – Change in Outstanding and Reserved Securities;
5. TSX Filing of Final Documentation by Catalyst Corporate Finance Lawyers on September 18, 2003, with respect to the Company's private placement transaction.

If you have any questions, please contact the undersigned.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 10/6

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

#82-34714

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

August 20, 2003

3. Press Release

August 20, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation announced that its non-brokered private placement of 3 million flow through common shares, at $0.50 per share, was fully subscribed and closed on August 20, 2003.

5. Full Description of Material Change

Imperial Metals Corporation announced that its non-brokered private placement of 3 million flow through common shares, at $0.50 per share, was fully subscribed and closed on August 20, 2003.

As part of the private placement, N. Murray Edwards acquired direct ownership of 500,000 common shares, and indirect ownership through Edco Oil & Gas Ltd. of 1,000,000 common shares (an aggregate of 6.6% of the outstanding common shares of Imperial). Mr. Edwards now directly owns 944,844 common shares, and indirectly owns through Edco Financial Holdings Ltd., Edco Oil & Gas Ltd. and Edco Capital Corporation, 8,134,185 common shares (an aggregate of 39.93% of the outstanding common shares of Imperial). Mr. Edwards indicated the acquisitions were for investment purposes and that he may acquire additional common shares of Imperial from time to time depending on market circumstances.

Proceeds from the private placement will be used to fund exploration at the Mount Polley and Nak properties.

At Mount Polley, the focus will be on drilling to expand the resources below the Springer Zone, drilling known near surface oxide copper mineralization targets, and discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.

At Nak, exploration will include diamond drilling, mapping and sampling to follow up on the results of a very successful first phase of exploration conducted in July. Phase one efforts resulted in

expansion of the mineralized trend from 225 metres to over 5 kilometres. Additional ground was staked to cover the eastern extent of the newly discovered copper mineralization. Details from the summer program will be released once all assays have been received. A 1,200 metre drill program is scheduled to commence at the end of August, 2003. Nak is located in northwestern BC in the Atlin area.

6. **Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Senior Officer(s)**

   J. Brian Kynoch, President
   André H. Deepwell, Chief Financial Officer

   Telephone 604.669.8959

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

   DATED at Vancouver, British Columbia, this 21st day of August, 2003.

IMPERIAL METALS CORPORATION

Per:
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Private Placement Fully Subscribed for $1.5 Million

Vancouver (August 20, 2003) - Imperial Metals Corporation (III:TSX) is pleased to announce that its non-brokered private placement of 3 million flow through common shares, at $0.50 per share, was fully subscribed and closed on August 20, 2003.

As part of the private placement, N. Murray Edwards acquired direct ownership of 500,000 common shares, and indirect ownership through Edco Oil & Gas Ltd. of 1,000,000 common shares (an aggregate of 6.6% of the outstanding common shares of Imperial). Mr. Edwards now directly owns 944,844 common shares, and indirectly owns through Edco Financial Holdings Ltd., Edco Oil & Gas Ltd. and Edco Capital Corporation, 8,134,185 common shares (an aggregate of 39.93% of the outstanding common shares of Imperial). Mr. Edwards indicated the acquisitions were for investment purposes and that he may acquire additional common shares of Imperial from time to time depending on market circumstances.

Proceeds from the private placement will be used to fund exploration at the Mount Polley and Nak properties.

At Mount Polley, the focus will be on drilling to expand the resources below the Springer Zone, drilling known near surface oxide copper mineralization targets, and discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.

At Nak, exploration will include diamond drilling, mapping and sampling to follow up on the results of a very successful first phase of exploration conducted in July. Phase one efforts resulted in expansion of the mineralized trend from 225 metres to over 5 kilometres. Additional ground was staked to cover the eastern extent of the newly discovered copper mineralization. Details from the summer program will be released once all assays have been received. A 1,200 metre drill program is scheduled to commence at the end of August, 2003. Nak is located in northwestern BC in the Atlin area.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. **Reporting Issuer**

   Imperial Metals Corporation
   Suite 200 – 580 Hornby Street
   Vancouver, BC V6C 3B6

2. **Date of Material Change**

   August 1, 2003

3. **Press Release**

   August 1, 2003 – Vancouver, British Columbia

4. **Summary of Material Change**

   Imperial Metals Corporation announces it has agreed to sell, on a private placement basis, up to 3 million flow through common shares of the Company at a price of $0.50 per share to realize gross proceeds of $1.5 million.

5. **Full Description of Material Change**

   Imperial Metals Corporation announces it has agreed to sell, on a private placement basis, up to 3 million flow through common shares of the Company at a price of $0.50 per share to realize gross proceeds of $1.5 million.

   The proceeds from the private placement will fund exploration programs at the Mount Polley mine and Nak property. The offering will be subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approvals.

   The Company's exploration at Mount Polley will focus on:
   i) Expanding the resources below the Springer and Bell Zones.
   ii) Discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.
   iii) Exploring known near surface oxide copper mineralization.

   Exploration work at Nak will include geophysical and geochemical surveys and diamond drilling.

   Directors, officers and insiders of Imperial have agreed to purchase approximately 60% of the issue at the same price and terms as other purchasers.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 7th day of August, 2003.

IMPERIAL METALS CORPORATION

Per:
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Announces $1.5 Million Flow Through Private Placement Financing

Vancouver (August 1, 2003) - Imperial Metals Corporation (III:TSX) announces it has agreed to sell, on a private placement basis, up to 3 million flow through common shares of the Company at a price of $0.50 per share to realize gross proceeds of $1.5 million.

The proceeds from the private placement will fund exploration programs at the Mount Polley mine and Nak property. The offering will be subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approvals.

The Company's exploration at Mount Polley will focus on:
i) Expanding the resources below the Springer and Bell Zones.
ii) Discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.
iii) Exploring known near surface oxide copper mineralization.

Exploration work at Nak will include geophysical and geochemical surveys and diamond drilling.

Directors, officers and insiders of Imperial have agreed to purchase approximately 60% of the issue at the same price and terms as other purchasers.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

CATALYST
Corporate Finance Lawyers

August 27, 2003

BY COURIER

British Columbia Securities Commission
PO Box 10142, Pacific Centre
5th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings Department – "C"

Dear Sirs:

Imperial Metals Corporation (the "Company")

With respect to the recent private placement of 3,000,000 common shares by the Company, we enclose the following:

1. executed Form 45-103F4;
2. our cheque in the amount of $100 in payment of the applicable filing fees; and
3. a completed Fee Checklist.

If you have any questions or require any additional information, please contact the undersigned.

Yours very truly,

CATALYST

Sara M. Olivier
Legal Assistant
Direct Line: (604) 443-7049
E-Mail: solivier@catalyst-law.com

/smo
Encls.

IMP300\PP Spring 2003\5955

CATALYST CORPORATE FINANCE LAWYERS
GENERAL ACCOUNT
A PARTNERSHIP OF INDIVIDUALS & LAW CORP.

6615

August 28/03
DATE

SUM OF 100.00 CTS

PAY to the order of British Columbia Securities Commission

DOLLARS $ 100.00

Security features included.

ROYAL BANK OF CANADA
MAIN BRANCH - ROYAL CENTRE
1025 W GEORGIA ST
VANCOUVER BC V6E 3N9

CATALYST CORPORATE FINANCE LAWYERS
GENERAL ACCOUNT

PER [signature]

1MP300

⑈006615⑈ ⑆00010⑉003⑆ 138⑉820⑉6⑈

CATALYST CORPORATE FINANCE LAWYERS
GENERAL ACCOUNT

DETACH & RETAIN THIS STATEMENT

6615

Filing Fee

1MP 300

Form 45-103F4
(formerly Form 45-902F)

Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Imperial Metals Corporation
   Suite #200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

   Telephone Number: (604) 669-8959

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia, Saskatchewan, Ontario and Quebec.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   August 20,2003

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   3,000,000 Flow Through common shares.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.50	$275,000
Alberta	$0.50	$1,125,000

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	$0.50	$100,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$1,500,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 28 day of August, 2003.

IMPERIAL METALS CORPORATION
Name of issuer or vendor *(please print)*

Andre Deepwell CFO
Print name and position of person signing

Signature

IMP300\PP Spring 2003\5956

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Dorothy Atkinson 4434 West 2nd Avenue Vancouver, BC V6R 1K5	20,000	$10,000	Sec 5.1(2) of MI45-103
Stuart Briscoe 6913 Lefroy Court SW Calgary, AB T3E 6H1	50,000	$25,000	Sec 3.1(2) of MI45-103
C. Channing Buckland 4399 Locarno Crescent Vancouver, BC V6R 1G2	82,000	$41,000	Sec 5.1(2) of MI45-103
Sheila Colwill Suite #203 1710 West 13th Avenue Vancouver, BC V6J 2H1	1,000	$500	Sec 3.1(2) of MI45-103
Thomas Cunningham Suite #212 5683 Hampton Place Vancouver, BC V6T 2H3	10,000	$5,000	Sec 5.1(2) of MI45-103
Redmond J. Daley PO Box 2970 Revelstoke, BC V0E Z5O	20,000	$10,000	Sec 3.1(2) of MI45-103
Paul D. Damp Suite 301 95 King Street East Toronto, ON M5C 1G4	100,000	$50,000	Sec 5.1(2) of MI45-103

Andre Deepwell 7505 Kilrea Place Burnaby, BC V5A 3N8	30,000	$15,000	Sec 3.1(2) of MI45-103
Barbara Deglau Suite #310 1970 West 41st Avenue Vancouver, BC V6M 1Y4	20,000	$10,000	Sec 5.1(2) of MI45-103
Edco Oil & Gas Ltd. Suite #3220 255 – 5th Avenue SW Calgary, AB T2P 3G6	1,000,000	$500,000	Sec 3.1(2) of MI45-103
N. Murray Edwards Suite #3220 255 – 5th Avenue SW Calgary, AB T2P 3G6	500,000	$250,000	Sec 3.1(2) of MI45-103
T. Chen Fong 1040 Sydenham Road SW Calgary, AB T2T 0T2	110,000	$55,000	Sec 5.1(2) of MI45-103
David J. Goguen Unit #304 2111 – West 11th Avenue Vancouver, BC V6K 4L4	15,000	$7,500	Sec 3.1(2) of MI45-103
Harold Kenney 1112 Douglas St Prince George, BC V2M 2M9	20,000	$10,000	Sec 5.1(2) of MI45-103
Brian Kynoch 2798 West 36th Avenue Vancouver, BC V6N 2P8	40,000	$20,000	Sec 3.1(2) of MI45-103
Michael Lang 1619 Cayuga Drive NW Calgary, AB T2L 0N2	80,000	$40,000	Sec 3.1(2) of MI45-103
Pierre Lebel 629 Verona Place North Vancouver, BC V7N 3A4	40,000	$20,000	Sec 3.1(2) of MI45-103
Kevin Lounsbury 224 Silvercreek Crescent NW Calgary, AB T3P 4H6	20,000	$10,000	Sec 3.1(2) of MI45-103

Jeffrey P. Lunter 4750 Piccadilly South Road West Vancouver, BC V7W 1J9	60,000	$30,000	Sec 5.1(2) of MI45-103
Patrick McAndless 6640 Juniper Drive Richmond, BC V7E 4Z6	10,000	$5,000	Sec 3.1(2) of MI45-103
Larry Moeller Suite #3220 225 – 5th Avenue SW Calgary, AB T2P 3G6	180,000	$90,000	Sec 3.1(2) of MI45-103
Eric J. Olsen 3904 Edison Crescent SW Calgary, AB T2S 0W9	130,000	$65,000	Sec 3.1(2) of MI45-103
Don Poirier 5615 Keith Road West Vancouver, BC V7W 2N4	10,000	$5,000	Sec 3.1(2) of MI45-103
Dale Reimer 1010 Richard William Lake, BC V2G 3M1	2,000	$1,000	Sec 3.1(2) of MI45-103
Stephen Robertson 200 – 580 Hornby Street Vancouver, BC V6C 3B6	10,000	$5,000	Sec 3.1(2) of MI45-103
William C. Rogers 476 Dornbierer Crescent Prince George, BC V2K 4H9	40,000	$20,000	Sec 3.1(2) of MI45-103
John F. Ryan 2540 Carlisle Way Prince George, BC V2K 4H9	50,000	$25,000	Sec 3.1(2) of MI45-103
Edward G. Smith 3930 – 1A Street SW Calgary, AB T2S 1R7	80,000	$40,000	Sec 3.1(2) of MI45-103
Steve Somerville 149 Roselawn Avenue Toronto, ON M4R 1E7	100,000	$50,000	Sec 5.1(2) of MI45-103
Rodney Syryda SS#2, Site 6, Comp 1 Fort St. John, BC V1J 4M7	40,000	$20,000	Sec 5.1(2) of MI45-103

David R. Thompson Suite # 840 700 – 4th Avenue SW Calgary, AB T2P 3J4	100,000	$50,000	Sec 3.1(2) of MI45-103
Karol Traviss 2539 Kings Avenue West Vancouver, BC V7V 2C7	20,000	$10,000	Sec 5.1(2) of MI45-103
Jake Zuke 1146 Pembroke Avenue Kamloops, BC V2B 7W6	10,000	$5,000	Sec 3.1(2) of MI45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

CATALYST
Corporate Finance Lawyers

August 27, 2003

BY COURIER

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, ON
M5H 3S8

Attention: Statutory Filings

Dear Sirs:

<u>Imperial Metals Corporation (the "Company")</u>

With respect to the recent private placement of 3,000,000 common shares by the Company, we enclose two executed Form 45-501F1.

We confirm that the Company has paid the Participation Fee for the current year and therefore does not require a filing fee.

If you have any questions or require any additional information, please contact the undersigned.

Yours very truly,

CATALYST

Sara M. Olivier
Legal Assistant
Direct Line: (604) 443-7049
E-Mail: solivier@catalyst-law.com

/smo
Encls.

imp300\pp spring 2003\5958

FORM 45-501F1

Securities Act

SECURITIES ACT (ONTARIO) REPORT UNDER SECTION 72(3) OF THE ACT OR SECTION 7.5(1) OF RULE 45-501

1. Full name and address of the seller.

    Imperial Metals Corporation
    Suite #200, 580 Hornby Street
    Vancouver, BC
    V6C 3B6

2. Full name and address of the issuer of the securities traded.

    Imperial Metals Corporation
    Suite #200, 580 Hornby Street
    Vancouver, BC
    V6C 3B6

3. Description of the securities traded.

    3,000,000 Common Shares

4. Date of the trade(s).

    August 20, 2003

5. Particulars of the trade(s)

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Paul D. Damp Toronto, ON	100,000 Shares	$0.50 per Share	$50,000	OSC Rule 45-501 s. 2.3
Steve Somerville Toronto, ON	100,000 Shares	$0.50 per Share	$50,000	OSC Rule 45-501 s. 2.3

6. The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

N/A

8. Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

Total Fees payable: $Nil

9. Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 28th day of August, 2003.

IMPERIAL METAL CORPORAITON
(Name of seller or agent - please print)

(Signature)

Secretary & CFO
(Official capacity - please print)

Andre Deepwell
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

imp300\pp spring 2003\5954

FORM 45-501F1

Securities Act

SECURITIES ACT (ONTARIO) REPORT UNDER SECTION 72(3) OF THE ACT OR SECTION 7.5(1) OF RULE 45-501

1. Full name and address of the seller.

    Imperial Metals Corporation
    Suite #200, 580 Hornby Street
    Vancouver, BC
    V6C 3B6

2. Full name and address of the issuer of the securities traded.

    Imperial Metals Corporation
    Suite #200, 580 Hornby Street
    Vancouver, BC
    V6C 3B6

3. Description of the securities traded.

    3,000,000 Common Shares

4. Date of the trade(s).

    August 20, 2003

5. Particulars of the trade(s)

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Paul D. Damp Toronto, ON	100,000 Shares	$0.50 per Share	$50,000	OSC Rule 45-501 s. 2.3
Steve Somerville Toronto, ON	100,000 Shares	$0.50 per Share	$50,000	OSC Rule 45-501 s. 2.3

6. The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

   N/A

8. Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

   Total Fees payable: $Nil

9. Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 28th day of August, 2003.

IMPERIAL METAL CORPORAITON
(Name of seller or agent - please print)

(Signature)

Secretary & CFO
(Official capacity - please print)

Andre Deepwell
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

imp300\pp spring 2003\5954

CATALYST
Corporate Finance Lawyers

August 27, 2003

BY COURIER

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB
V7Y 1L2

Attention: Statutory Filings Department

Dear Sirs:

Imperial Metals Corporation (the "Company")

With respect to the recent private placement of 3,000,000 common shares by the Company, we enclose the following:

1. executed Form 45-103F4; and

2. our cheque in the amount of $281.25 in payment of the applicable filing fees.

If you have any questions or require any additional information, please contact the undersigned.

Yours very truly,

CATALYST

Sara M. Olivier
Legal Assistant
Direct Line: (604) 443-7049
E-Mail: solivier@catalyst-law.com

/smo
Encls.

IMP300\PP Spring 2003\5955

6616

CATALYST CORPORATE FINANCE LAWYERS
GENERAL ACCOUNT
A PARTNERSHIP OF INDIVIDUALS & LAW CORP.

August 28/03
DATE

SUM OF 281 25 CTS

DOLLARS $ 281.25

PAY to the order of

Alberta Securities Commission

Security features included

CATALYST CORPORATE FINANCE LAWYERS
GENERAL ACCOUNT

PER Naomi Roff

ROYAL BANK OF CANADA
MAIN BRANCH - ROYAL CENTRE
1025 W GEORGIA ST
VANCOUVER BC V6E 3N9

1MP300

⑈006616⑈ ⑆00010⑉003⑆ 138⑉820⑉6⑈

6616

DETACH & RETAIN THIS STATEMENT

CATALYST CORPORATE FINANCE LAWYERS
GENERAL ACCOUNT

Filing Fee

Form 45-103F4
(formerly Form 45-902F)

Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Imperial Metals Corporation
   Suite #200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

   Telephone Number: (604) 669-8959

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia, Saskatchewan, Ontario and Quebec.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   August 20,2003

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   3,000,000 Flow Through common shares.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.50	$275,000
Alberta	$0.50	$1,125,000

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	$0.50	$100,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$1,500,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 28 day of August, 2003.

IMPERIAL METALS CORPORATION
Name of issuer or vendor *(please print)*

Andre Deepwell CFO
Print name and position of person signing

Signature

IMP300\PP Spring 2003\5956

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Dorothy Atkinson 4434 West 2nd Avenue Vancouver, BC V6R 1K5	20,000	$10,000	Sec 5.1(2) of MI45-103
Stuart Briscoe 6913 Lefroy Court SW Calgary, AB T3E 6H1	50,000	$25,000	Sec 3.1(2) of MI45-103
C. Channing Buckland 4399 Locarno Crescent Vancouver, BC V6R 1G2	82,000	$41,000	Sec 5.1(2) of MI45-103
Sheila Colwill Suite #203 1710 West 13th Avenue Vancouver, BC V6J 2H1	1,000	$500	Sec 3.1(2) of MI45-103
Thomas Cunningham Suite #212 5683 Hampton Place Vancouver, BC V6T 2H3	10,000	$5,000	Sec 5.1(2) of MI45-103
Redmond J. Daley PO Box 2970 Revelstoke, BC V0E Z5O	20,000	$10,000	Sec 3.1(2) of MI45-103
Paul D. Damp Suite 301 95 King Street East Toronto, ON M5C 1G4	100,000	$50,000	Sec 5.1(2) of MI45-103

Andre Deepwell 7505 Kilrea Place Burnaby, BC V5A 3N8	30,000	$15,000	Sec 3.1(2) of MI45-103
Barbara Deglau Suite #310 1970 West 41st Avenue Vancouver, BC V6M 1Y4	20,000	$10,000	Sec 5.1(2) of MI45-103
Edco Oil & Gas Ltd. Suite #3220 255 – 5th Avenue SW Calgary, AB T2P 3G6	1,000,000	$500,000	Sec 3.1(2) of MI45-103
N. Murray Edwards Suite #3220 255 – 5th Avenue SW Calgary, AB T2P 3G6	500,000	$250,000	Sec 3.1(2) of MI45-103
T. Chen Fong 1040 Sydenham Road SW Calgary, AB T2T 0T2	110,000	$55,000	Sec 5.1(2) of MI45-103
David J. Goguen Unit #304 2111 – West 11th Avenue Vancouver, BC V6K 4L4	15,000	$7,500	Sec 3.1(2) of MI45-103
Harold Kenney 1112 Douglas St Prince George, BC V2M 2M9	20,000	$10,000	Sec 5.1(2) of MI45-103
Brian Kynoch 2798 West 36th Avenue Vancouver, BC V6N 2P8	40,000	$20,000	Sec 3.1(2) of MI45-103
Michael Lang 1619 Cayuga Drive NW Calgary, AB T2L 0N2	80,000	$40,000	Sec 3.1(2) of MI45-103
Pierre Lebel 629 Verona Place North Vancouver, BC V7N 3A4	40,000	$20,000	Sec 3.1(2) of MI45-103
Kevin Lounsbury 224 Silvercreek Crescent NW Calgary, AB T3P 4H6	20,000	$10,000	Sec 3.1(2) of MI45-103

Jeffrey P. Lunter 4750 Piccadilly South Road West Vancouver, BC V7W 1J9	60,000	$30,000	Sec 5.1(2) of MI45-103
Patrick McAndless 6640 Juniper Drive Richmond, BC V7E 4Z6	10,000	$5,000	Sec 3.1(2) of MI45-103
Larry Moeller Suite #3220 225 – 5th Avenue SW Calgary, AB T2P 3G6	180,000	$90,000	Sec 3.1(2) of MI45-103
Eric J. Olsen 3904 Edison Crescent SW Calgary, AB T2S 0W9	130,000	$65,000	Sec 3.1(2) of MI45-103
Don Poirier 5615 Keith Road West Vancouver, BC V7W 2N4	10,000	$5,000	Sec 3.1(2) of MI45-103
Dale Reimer 1010 Richard William Lake, BC V2G 3M1	2,000	$1,000	Sec 3.1(2) of MI45-103
Stephen Robertson 200 – 580 Hornby Street Vancouver, BC V6C 3B6	10,000	$5,000	Sec 3.1(2) of MI45-103
William C. Rogers 476 Dornbierer Crescent Prince George, BC V2K 4H9	40,000	$20,000	Sec 3.1(2) of MI45-103
John F. Ryan 2540 Carlisle Way Prince George, BC V2K 4H9	50,000	$25,000	Sec 3.1(2) of MI45-103
Edward G. Smith 3930 – 1A Street SW Calgary, AB T2S 1R7	80,000	$40,000	Sec 3.1(2) of MI45-103
Steve Somerville 149 Roselawn Avenue Toronto, ON M4R 1E7	100,000	$50,000	Sec 5.1(2) of MI45-103
Rodney Syryda SS#2, Site 6, Comp 1 Fort St. John, BC V1J 4M7	40,000	$20,000	Sec 5.1(2) of MI45-103

David R. Thompson Suite # 840 700 – 4th Avenue SW Calgary, AB T2P 3J4	100,000	$50,000	Sec 3.1(2) of MI45-103
Karol Traviss 2539 Kings Avenue West Vancouver, BC V7V 2C7	20,000	$10,000	Sec 5.1(2) of MI45-103
Jake Zuke 1146 Pembroke Avenue Kamloops, BC V2B 7W6	10,000	$5,000	Sec 3.1(2) of MI45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **Imperial Metals Corporation** (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of the distribution on August 20, 2003 of 3,000,000 common shares, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 27th day of August, 2003.

IMPERIAL METALS CORPORATION

By ______________________________
André Deepwell, Secretary & CFO

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	07/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	19,736,764	As at :	08/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	3,000,000		
Issued & Outstanding Closing Balance :	22,736,764		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
08/20/2003	Private Placement	3,000,000

Filer's comment

Private placement of 3 million flow through shares at $0.50 per share

Totals		3,000,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	09/04/2003 17:12:26
Last Updated:	09/04/2003 15:26:22

CATALYST
Corporate Finance Lawyers

September 18, 2003

BY COURIER

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Julie Shin, Senior Advisory Counsel, Advisory Affairs

Dear Sirs:

Imperial Metals Corporation (the "Company")
Private Placement of Flow-Through Common Shares

Further to your letter dated August 19, 2003 in relation to the private placement of 3,000,000 flow-through common shares of the Company, we now enclose the following final documentation:

1. the Company's written confirmation;
2. a sample form of the subscription agreement;
3. a private placement questionnaire and undertaking executed by each of the 33 placees;
4. our legal opinion; and
5. the Company's cheque in the amount of $23,540 in full payment of the additional listing fee.

We trust you will find the enclosed to be in order. If you have any questions or require any additional information, please do not hesitate to contact us. Otherwise, we look forward to receiving your final acceptance of the above and enclosed in due course. Thank you for your assistance with this matter.

Yours very truly,

CATALYST

Charlotte P. Bell

Charlotte P. Bell
Direct Line: (604) 443-7013
E-Mail: cbell@catalyst-law.com

CPB/smo
Encls.
cc: Imperial Metals Corporation
Attention: Andre Deepwell

IMP300\PP Spring 2003\5960

IMPERIAL METALS CORPORATION

FAX COVER SHEET

Date: September 17,2003
To: Charlotte Bell
Company: Catalyst Corporate Finance Lawyers
Fax No. 604-443-7000
From: Andre Deepwell
direct #604.488.2666
Pages: 1 *(including cover sheet)*

Dear Charlotte:

This is to confirm that the Company has received payment in full from the $1.5 million flow through share offering completed in August 2003.

Suite 200 - 580 Hornby Street, Vancouver, BC V6C 3B6
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION
Suite 200, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 669-8959 Fax: (604) 687-4030

SUBSCRIPTION AGREEMENT

To properly complete this Agreement, you must complete and sign this page and:

1. ***Complete and sign the Certificate of Investor attached as Schedule B hereto;***
2. ***If applicable, complete and sign the Ontario Accredited Investor Confirmation attached as Schedule C hereto;***
3. ***Complete and sign the TSX Questionnaire and Undertaking attached as Schedule D hereto; and***
4. ***Attach cheque or money order and return to Imperial Metals Corporation at the above address.***

Issuer: **Imperial Metals Corporation (the "Issuer")** **Number of Shares:** ____________________

Issue: Up to 3,000,000 Flow-through Shares (the "Shares") **Total Subscription Price (at $0.50 per Share):** **CDN$**________________

The Subscriber set out below hereby irrevocably subscribes for the number of Shares of the Issuer, for the total subscription price set out above, upon and subject to the terms and conditions, and hereby covenants, represents and warrants, as set forth in Schedule A "Terms and Conditions of Subscription for Flow-Through Shares of Imperial Metals Corporation" attached hereto.

Name and Address of Subscriber:

(Name)

(Telephone No.)

(E-Mail Address)

Signed by:________________________________

(Street Address)

(City, Province and Postal Code)

(Social Insurance or Business Number of Subscriber)

If Subscriber not an individual, signed by, and in my capacity as the:

(Please print name of signatory and title)

The Subscriber hereby represents that the number and type of securities of Imperial Metals Corporation presently held by it, directly and indirectly, is as follows:

Type of Security, Number and, if Convertible, Number of Shares that can be Acquired on Conversion

Registration Instructions: The name and address of the person in whose name the Subscriber's Shares are to be registered, **if other than as set forth above**, are as follows:

Name

Account reference, if applicable

Address

Delivery Instructions: The name and address of the person to whom the certificate representing the Subscriber's Shares is to be delivered, **if other than as set forth above**, is as follows:

Name

Account reference, if applicable

Address

Telephone Number and Contact Name

The Issuer hereby accepts the above subscription this ____________ day of ____________, 2003

IMPERIAL METALS CORPORATION

Per: ________________________________
Authorized Signatory

SCHEDULE A

TERMS AND CONDITIONS OF SUBSCRIPTION FOR FLOW-THROUGH SHARES OF IMPERIAL METALS CORPORATION

Dated: ___________________, 2003

The undersigned subscriber (the "Subscriber"), as principal, hereby irrevocably and unconditionally subscribes for and agrees to purchase the securities of the Issuer more particularly described in paragraph 1 below (the "Shares") at the subscription price set out in paragraph 2, upon and subject to the following terms and conditions:

General

1. The Shares shall be flow-through common shares (the "Shares") in the capital of the Issuer. The Shares will be issued and registered in the name of the Subscriber at the address indicated on the face page hereof.

2. The purchase price for the Shares shall be **$0.50** per Share. The total purchase price (the "Total Subscription Price" as indicated on the face page hereof) for the Shares shall be paid to the Issuer concurrently with the execution hereof.

3. The subscription herein shall be subject to acceptance by the Issuer, approval by The Toronto Stock Exchange and any other stock exchange or regulatory authority having jurisdiction with respect to the Issuer (collectively the "Regulatory Authorities"), and to confirmation from the solicitors for the Issuer that the issuance of the Shares as provided for herein is exempt from the registration and prospectus requirements of the *Securities Act* (British Columbia) (the "BC Act") and any other applicable legislation. The Shares will be allotted and issued to the Subscriber within ten business days following the date on which the Issuer has received the required approvals from the Regulatory Authorities (the "Closing Date"). Prior to the Closing Date, the Issuer shall be free to employ the subscription funds advanced pursuant to paragraph 2 for its purposes, which funds shall (pending issuance of the Shares) be deemed to be a non-interest bearing loan from the Subscriber to the Issuer.

4. If the Closing Date does not occur by 4:00 p.m. (Vancouver time) on the date which is sixty (60) days from the date of acceptance of the subscription herein by the Issuer, the Subscriber shall be entitled to give written notice to the Issuer of its intention to terminate this Agreement. If the Closing Date does not occur within thirty (30) days of the date of receipt by the Issuer of such notice, then this Agreement shall terminate and all subscription funds advanced to the Issuer hereunder shall be repaid forthwith to the Subscriber.

5. The Subscriber represents and warrants to the Issuer, and acknowledges that the Issuer is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable laws, regulations, rules, policies, notices, orders and legislation of any kind whatsoever of all jurisdictions applicable to this subscription (the "Securities Rules"), that:

    (a) the Shares are being purchased by the Subscriber as principal for its own account and not for the benefit of any other person and that the Shares are being purchased for investment purposes only and not with a view to resale or distribution;

    (b) the Subscriber is a resident of, or is otherwise subject to, the jurisdiction referred to under "Name and Address of Subscriber" on the first page of this Agreement, which address is the

residence or place of business of the Subscriber and not created or used solely for the purpose of acquiring the Shares;

(c) the Subscriber is at least one of:

(i) a director, "senior officer" or "control person" (as those terms are defined in the BC Act and set out in Schedule E to this Agreement) of the Issuer or of an affiliate of the Issuer; **OR**

(ii) a spouse, parent, grandparent, brother, sister or child of a director, "senior officer" or "control person" (as those terms are defined in the BC Act and set out in Schedule E to this Agreement) of the Issuer or of an affiliate of the Issuer; **OR**

(iii) a parent, grandparent, brother, sister or child of the spouse of a director, "senior officer" or "control person" (as those terms are defined in the BC Act and set out in Schedule E to this Agreement) of the Issuer or of an affiliate of the Issuer; **OR**

(iv) a close personal friend of a director, "senior officer" or "control person" (as those terms are defined in the BC Act and set out in Schedule E to this Agreement) of the Issuer or of an affiliate of the Issuer; **OR**

(v) a close business associate of a director, "senior officer" or "control person" (as those terms are defined in the BC Act and set out in Schedule E to this Agreement) of the Issuer or of an affiliate of the Issuer; **OR**

(vi) a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Issuer; **OR**

(vii) a parent, grandparent, brother, sister or child of the spouse of a founder of the Issuer; **OR**

(viii) a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in subparagraphs (i) to (vii) above; **OR**

(ix) a trust or estate of which all of the beneficiaries or a majority of the trustees are persons or companies described in subparagraphs (i) to (vii) above; **OR**

(x) purchasing sufficient Shares so that the aggregate acquisition cost of the Shares to the Subscriber is not less than $97,000, the Subscriber is not a corporation, partnership, trust, fund, association, or any other organized group of persons created solely, or used primarily, to permit the purchase of the Shares (or other similar purchases) by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is less than $97,000, and the Subscriber is either:

(A) purchasing the Shares as principal and no other person, corporation, firm or other organization will have a beneficial interest in the Shares; or

(B) if not purchasing the Shares as principal, is deemed to be acting as a principal and the aggregate acquisition cost of the Shares, purchased for all the accounts managed by it is not less than $97,000; **OR**

(xi) an employee of the Issuer or of an affiliate of the Issuer who has not been induced to purchase the Shares by an expectation of employment or continued employment, or a corporation all of the voting securities of which are beneficially owned by such a person; **OR**

(xii) an "accredited investor" as defined in Multilateral Instrument 45-103 and Schedule E hereto, by virtue of the fact that the Subscriber falls within one or more of the sub-paragraphs of the definition of "accredited investor" set out in Schedule C hereto (the Subscriber having checked and initialled the applicable sub-paragraph(s));

(d) if the Subscriber is a resident of an "International Jurisdiction" (which means a country other than Canada or the United States), then:

(i) the Subscriber is knowledgeable of, or has been independently advised as to, the applicable Securities Rules of the International Jurisdiction which would apply to this subscription, if there are any;

(ii) the Subscriber is purchasing the Shares pursuant to exemptions from the registration and prospectus or equivalent requirements of the Securities Rules of that International Jurisdiction or, if such is not applicable, the Subscriber is permitted to purchase the Shares under the applicable Securities Rules of the International Jurisdiction without the need to rely on such exemptions; and

(iii) the applicable Securities Rules do not require the Issuer to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

the Subscriber will, if requested by the Issuer, deliver to the Issuer a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (ii) and (iii) above to the satisfaction of the Issuer, acting reasonably;

(e) the Subscriber is aware that the Shares will be distributed under exemptions (the "Exemptions") from registration and prospectus requirements under the Act and warrants and represents that the Subscriber is not acquiring the Shares as a result of any information about the affairs of the Issuer that is not generally known to the public;

(f) the Subscriber acknowledges that because this subscription is being made pursuant to the Exemptions:

(i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(ii) there is no government or other insurance covering the Shares;

(iii) there are risks associated with the purchase of the Shares;

(iv) there are restrictions on the Subscriber's ability to resell the Shares and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Shares;

(v) no prospectus has been filed by the Issuer in connection with the issuance of the Shares, the issuance is exempted from the prospectus and registration requirements of the Securities Rules and:

(A) the Subscriber is restricted from using most of the civil remedies available under the Securities Rules;

(B) the Subscriber may not receive information that would otherwise be required to be provided to the Subscriber under the Securities Rules; and

(C) the Issuer is relieved from certain obligations that would otherwise apply under the Securities Rules;

(vi) the Subscriber understands that the Exemptions release the Issuer from the requirements to provide the Subscriber with a prospectus and to sell Shares through a person registered to sell securities under the BC Act and, as a consequence of acquiring Shares pursuant to those Exemptions, certain protections, rights and remedies provided the BC Act, including statutory rights of rescission or damages, will not be available to the Subscriber;

(g) no person has made to the Subscriber any written or oral representations:

(i) that any person will resell or repurchase the Shares;

(ii) that any person will refund the purchase price of the Shares; or

(iii) as to the future price or value of any of the Shares;

(h) the offer and sale of the Shares was not accomplished by an advertisement and the Subscriber was not induced to purchase these Shares as a result of any advertisement made by the Issuer;

(i) whether the Subscriber is a natural person or a corporation, partnership or other entity, upon acceptance by the Issuer this Agreement will constitute a legal, valid and binding contract of the Subscriber, enforceable against the Subscriber in accordance with its terms;

(j) if the Subscriber is a corporation, the Subscriber is a valid and subsisting corporation, has the necessary corporate capacity and authority to enter into and to observe and perform its covenants and obligations under this Agreement and has taken all necessary corporate action in respect thereof; if the Subscriber is a partnership, syndicate or other form of unincorporated form of organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Agreement and perform its covenants and obligations hereunder and has obtained all necessary approvals thereof; if the Subscriber is a natural person, he or she has attained the age of majority and is legally competent to execute this Agreement and to take all actions required pursuant hereto; and the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any terms or provisions of any law applicable to or the constating documents of the Subscriber, or any agreement, written or oral, to which the Subscriber may be a party or by which it, he or she is or may be bound;

(k) the Subscriber is not, and is not purchasing the Shares for the account of or benefit of, a "U.S. Person" as defined in Regulation S under the *Securities Act of 1933* (United States) (as amended) and the Subscriber understands and acknowledges that the Shares have not and will not be registered under the *Securities Act of 1933* (United States) and, subject to certain exceptions, the Shares may not be offered or sold within the United States;

(l) the Subscriber was not offered the Shares in the United States;

(m) the Subscriber did not execute or deliver this Agreement in the United States; and

(n) the Subscriber has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder and is able to bear the economic risk of loss of such investment.

6. The Subscriber has completed and executed the Certificate of Investor attached hereto as Schedule B and hereby confirms the truth and accuracy of all statements made therein by the Subscriber.

7. If the Subscriber is a resident of, incorporated under or otherwise subject to the laws of the Province of Ontario, the Subscriber is an "accredited investor" as that term is defined in Ontario Securities Commission Rule 45-501, the Subscriber has completed and executed the Ontario Accredited Investor Confirmation attached hereto as Schedule C and confirms the truth and accuracy of all statements made therein by the Subscriber.

8. The Subscriber acknowledges that it, he or she has not been furnished with an offering memorandum of the Issuer in relation to the purchase of the Shares.

9. The Subscriber understands and acknowledges that the Shares will be subject to certain resale restrictions under applicable securities laws and the rules and policies of The Toronto Stock Exchange and the Subscriber agrees to comply with such restrictions. The Subscriber also acknowledges that the certificates for the Shares may bear a legend respecting restrictions on transfers as required under applicable securities laws, that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible for complying with such restrictions.

10. The Subscriber (or others for whom it is contracting hereunder) has been advised to consult its own legal and tax advisors with respect to applicable resale restrictions and tax considerations, and it (or others for whom it is contracting hereunder) is solely responsible for compliance with applicable resale restrictions and applicable tax legislation.

11. The Issuer's acceptance of the subscription herein shall be indicated by executing a copy of this Agreement, and shall be effective as of the date therein specified. Upon acceptance, the Issuer will use its best endeavours to obtain the approval of the Regulatory Authorities and to do or cause to be done all such other things as may be required in order to proceed with the issuance of the Shares, as soon as reasonably possible.

12. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

13. The Subscriber and the Issuer agree that they will execute or cause to be executed and delivered all such further and other documents and assurances, and do and cause to be done all such acts and things as may be necessary or desirable to carry out this Agreement according to its true intent, and to secure the approval of the Regulatory Authorities thereto.

14. The Agreement constituted by the acceptance of the subscription herein by the Issuer constitutes the entire agreement between the parties in respect of the subject matter hereto and supersedes any and all prior agreements, representations, warranties or covenants, express or implied, written or verbal, except as may be expressed herein.

15. This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

16. Any notice required or permitted to be given hereunder shall be in writing, addressed to the party at its address as set out herein (or such other address as a party may provide in writing to the other) and shall be deemed to have been given, if delivered or faxed, when so delivered or faxed; or if mailed by registered mail in Canada, on the third business day after the date of mailing (except during the period of any interruption in the normal postal service within Canada).

Specific Flow-through Provisions

1. Definitions

In this Agreement:

(a) "Act" means the **<u>Income Tax Act</u>** (Canada) R.S.C. 1952, c.148, as amended by S.C. 1970-71-72, c.63, and as subsequently amended to date;

(b) "Agreement" means this subscription agreement between the Issuer and the Subscriber and includes all schedules and appendices attached hereto and all forms required to be filed with Canada Customs and Revenue Agency pursuant hereto;

(c) "CEDOE" means expenses which constitute "Canadian Exploration and Development Overhead Expenses" as prescribed for the purposes of paragraph 66(12.6)(b) of the Act;

(d) "CEE" means expenses described in paragraph (f) of the definition of "Canadian Exploration Expense" as set out in subsection 66.1(6) of the Act (other than CEDOE and seismic expenses specified in paragraph 66(12.6)(b.1) of the Act);

(e) "Closing Date" means the date the Flow-through Shares are issued to the Subscriber;

(f) "Completion Date" means that date on or before which the Issuer shall have completed the expenditure on Resource Expenditures of all amounts required to be expended by it pursuant to this Agreement which date shall be December 31, 2004;

(g) "Flow-through Share" means the up to 3,000,000 Flow-through Shares that qualify as a "flow-through share" under subsection 66(15) of the Act and in particular does not include a share that is a "prescribed share" for the purposes of the definition of "flow-through share" in subsection 66(15) of the Act;

(h) "Principal-Business Corporation" means a principal-business corporation as defined in subsection 66(15) of the Act;

(i) "Program" means an exploration program for the purpose of determining the existence, location, extent, and quality of a mineral resource located on the Property pursuant to which the Issuer will incur Resource Expenditures;

(j) "Property" means that property or those properties in which the Issuer has or proposes to acquire an interest situated in Canada and upon which the Issuer will carry out the Program;

(k) "Regulations" means the Income Tax Regulations made pursuant to and under the authority of the Act;

(l) "Renunciation" means the effective renunciation by the Issuer to the Subscriber of Resource Expenditures in the form and manner contemplated by the Act with the effect that the Subscriber is deemed to have incurred the Resource Expenditures for purposes of the Act;

(m) "Renunciation Amount" means an amount equal to the Total Subscription Price set out on Page 1 of this Agreement, and which is to be incurred on Resource Expenditures and renounced by the Issuer to the Subscriber, with an effective date of December 31, 2003, on or before the Renunciation Date;

(n) "Renunciation Date" means that date falling on or before March 31, 2004, on which the Issuer will renounce in prescribed form, with an effective date of December 31, 2003, the Resource Expenditures required to be incurred by it pursuant to this Agreement, in favour of the Subscriber;

(o) "Resource Expenditures" means expenses that qualify as CEE and are incurred in conducting mining exploration activities from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource which is a base or precious metal deposit, or a mineral deposit in respect of which:

(i) the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,
(ii) the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or
(iii) the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and that is not an expense in respect of:

(i) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling),
(ii) digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling), and
(iii) preliminary sampling (other than Specified Sampling); and

(p) "Specified Sampling" means the collecting and testing of samples in respect of a mineral resource except that specified sampling does not include:

(i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and

(ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by the Issuer, any partnership of which it is a member or any combination of the Issuer and any such partnership) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

2. Representations and Warranties of Issuer

The Issuer hereby warrants and represents to and, as applicable, covenants with the Subscriber:

(a) that it is and will remain throughout the term of this Agreement, a Principal-Business Corporation;

(b) that the Flow-through Shares subscribed for herein constitute "flow-through shares" as defined in subsection 66(15) of the Act and do not constitute "prescribed shares" for the purposes of that definition and section 6202.1 of the Regulations to the Act;

(c) that it will expend a sum of money before December 31, 2004 equal to the amount of the purchase price ascribed to the Flow-through Shares subscribed for by the Subscriber hereunder on Resource Expenditures in respect of the Program;

(d) that the Issuer will not become a charitable foundation, or charitable organization as those terms are defined in subsection 149.1(1) of the Act;

(e) that it will renounce Resource Expenditures in an amount not less than nor greater than the Renunciation Amount to and in favour of the Subscriber, having an effective date of December 31, 2003 in prescribed form and within the time required by the Act, on or before the Renunciation Date, pursuant to subsections 66(12.6) and 66(12.66) of the Act;

(f) that it has not and will not receive any "assistance" as defined in subsection 66(15) of the Act;

(g) that none of the Resource Expenditures incurred by it with proceeds attributable to the sale of Flow-through Shares purchased pursuant to this Agreement will constitute "Canadian exploration and development overhead expenses" prescribed for purposes of paragraph 66(12.6)(b) and as more particularly defined in subsections 1206(1), (4.2), (4.3), (5), (6) and (7) of the Regulations;

(h) that it has not and will not renounce any part of the Resource Expenditures incurred by it pursuant to this Agreement in favour of any person other than the Subscriber;

(i) that it will file with Canada Customs and Revenue Agency the form prescribed for the purposes of subsection 66(12.68) of the Act, together with a copy of this Agreement, within 60 days of the date hereof;

(j) that it will maintain proper accounting books and records relating to the Resource Expenditures incurred by it pursuant to this Agreement and during the currency of this Agreement will make them available for inspection by the Subscriber at the Issuer's head office during regular business hours; and

(k) that it will indemnify the Subscriber against any loss or damages incurred by the Subscriber in an amount up to but not exceeding any amount of additional taxes payable under the Act or the laws of a province by the Subscriber as a consequence of the failure to renounce Resource Expenditures as required by this Agreement or as a consequence of a reduction by Canada Customs and Revenue Agency of the amount renounced, pursuant to subsection 66(12.73) of the Act, to an amount less than the Renunciation Amount.

3. Representations and Warranties of Subscriber

The Subscriber hereby acknowledges and represents and warrants to the Issuer that:

(a) the Subscriber is and will continue during the term hereof to be "arm's length" to the Issuer as that term is defined in the Act;

(b) if the Issuer renounces Resource Expenditures pursuant hereto and does not incur all or part of the Resource Expenditures which it planned to incur during the period specified herein, the Issuer will be required to reduce the amount of Resource Expenditures renounced pursuant to the terms hereof and, as a result, the Subscriber:

(i) may be subject to increased income tax liabilities for the year in respect of which the excess renunciation was made; and

(ii) may be required to file appropriate amendments to the Subscriber's income tax return for such year; and

(c) while it is the present intention of the Issuer to undertake the Program, it is the nature of mineral exploration that data and information acquired during the conduct of a resource exploration program may alter the initially proposed Program and the Issuer expressly reserves the right to alter the Program on the advice of its technical staff or consultants and further reserves the right to substitute other resource programs on other properties on which to expend part of the subscription price received hereunder provided such programs entail the incurrence of Resource Expenditures and the expenditures are otherwise capable of renunciation by the Issuer to the Subscriber pursuant to the Agreement.

SCHEDULE B

CERTIFICATE OF INVESTOR

TO: IMPERIAL METALS CORPORATION
RE: SUBSCRIPTION FOR SHARES OF THE ISSUER

The undersigned Subscriber/officer of the Subscriber (or in the case of a trust, the trustee or an officer of the trustee of the trust) hereby certifies that:

1. he/she has read the subscription agreement to which this Schedule is attached and understands that the offering of the Shares is being made on a prospectus exempt basis; and

2. the Subscriber is, or has a direct relationship with, namely, ________________________________, *[please insert name]* a director, senior officer, control person or founder of the Issuer or of an affiliate of the Issuer, or is purchasing at least $97,000 of Shares or is an "accredited investor", as noted below:

[please check at least one]

IF A DIRECTOR, SENIOR OFFICER OR CONTROL PERSON

a. ____ a director of the Issuer
b. ____ a senior officer of the Issuer
c. ____ a control person of the Issuer
d. ____ a director of an affiliate[1] of the Issuer
e. ____ a senior officer of an affiliate[1] of the Issuer
f. ____ a control person of an affiliate[1] of the Issuer

IF A CLOSE PERSONAL FRIEND:

g. ____ a close personal friend[2] of a director of the Issuer
h. ____ a close personal friend[2] of a senior officer of the Issuer
i. ____ a close personal friend[2] of a control person of the Issuer
j. ____ a close personal friend[2] of a director of an affiliate of the Issuer
k. ____ a close personal friend[2] of a senior officer of an affiliate of the Issuer
l. ____ a close personal friend[2] of a control person of an affiliate of the Issuer

IF A BUSINESS ASSOCIATE

m. ____ a close business associate[3] of a director of the Issuer
n. ____ a close business associate[3] of a senior officer of the Issuer
o. ____ a close business associate[3] of a control person of the Issuer
p. ____ a close business associate[3] of a director of an affiliate of the Issuer
q. ____ a close business associate[3] of a senior officer of an affiliate of the Issuer
r. ____ a close business associate[3] of a control person of an affiliate of the Issuer

IF A RELATIVE

s. ____ a spouse of a director of the Issuer

t. ____ a parent of a director of the Issuer or of a spouse of a director of the Issuer

u. ____ a grandparent of a director of the Issuer or of a spouse of a director of the Issuer

v. ____ a sibling of a director of the Issuer or of a spouse of a director of the Issuer

w. ____ a child of a director of the Issuer or of a spouse of a director of the Issuer

x. ____ a spouse of a senior officer of the Issuer

y. ____ a parent of a senior officer of the Issuer or of a spouse of a senior officer of the Issuer

z. ____ a grandparent of a senior officer of the Issuer or of a spouse of a senior officer of the Issuer

aa. ____ a sibling of a senior officer of the Issuer or of a spouse of a senior officer of the Issuer

bb. ____ a child of a senior officer of the Issuer or of a spouse of a senior officer of the Issuer

cc. ____ a spouse of a control person of the Issuer

dd. ____ a parent of a control person of the Issuer or of a spouse of a control person of the Issuer

ee. ____ a grandparent of a control person of the Issuer or of a spouse of a control person of the Issuer

ff. ____ a sibling of a control person of the Issuer or of a spouse of a control person of the Issuer

gg. ____ a child of a control person of the Issuer or of a spouse of a control person of the Issuer

IF A RELATIVE (continued):

hh. ____ a spouse of a director of an affiliate① of the Issuer

ll. ____ a parent of a director of an affiliate① of the Issuer or of a spouse of a director of an affiliate① of the Issuer

jj. ____ a grandparent of a director of an affiliate① of the Issuer or of a spouse of a director of an affiliate① of the Issuer

nn. ____ a sibling of a director of an affiliate① of the Issuer or of a spouse of a director of an affiliate① of the Issuer

rr. ____ a child of a director of an affiliate① of the Issuer or of a spouse of a director of an affiliate① of the Issuer

vv. ____ a spouse of a senior officer of an affiliate① of the Issuer

zz. ____ a parent of a senior officer of an affiliate① of the Issuer or of a spouse of a senior officer of an affiliate① of the Issuer

ddd. ____ a grandparent of a senior officer of an affiliate① of the Issuer or of a spouse of a senior officer of an affiliate① of the Issuer

hhh. ____ a sibling of a senior officer of an affiliate① of the Issuer or of a spouse of a senior officer of an affiliate① of the Issuer

lll. ____ a child of a senior officer of an affiliate① of the Issuer or of a spouse of a senior officer of an affiliate① of the Issuer

ppp. ____ a spouse of a control person of an affiliate① of the Issuer

ttt. ____ a parent of a control person of an affiliate① of the Issuer or of a spouse of a controller person of an affiliate① of the Issuer

xxx. ____ a grandparent of a control person of an affiliate① of the Issuer or of a spouse of a controller person of an affiliate① of the Issuer

bbbb. ________ a sibling of a control person of an affiliate① of the Issuer or of a spouse of a controller person of an affiliate① of the Issuer

ffff. ____ a child of a control person of an affiliate① of the Issuer or of a spouse of a controller person of an affiliate① of the Issuer

IF A FOUNDER

ww. ___ a founder of the Issuer

xx. ___ a spouse of a founder of the Issuer

yy. ___ a parent of a founder of the Issuer or of a spouse of a founder of the Issuer

zz. ___ a grandparent of a founder of the Issuer or of a spouse of a founder of the Issuer

aaa. ___ a sibling of a founder of the Issuer or of a spouse of a founder of the Issuer

bbb. ___ a child of a founder of the Issuer or of a spouse of a founder of the Issuer

ccc. ___ a close personal friend of a founder of the Issuer

ddd. ___ a close business associate of a founder of the Issuer

IF OTHER

eee. ___ a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are persons or companies described in paragraphs (a) to (ddd).

fff. ____ a trust or estate of which all of the beneficiaries or a majority of the trustees are persons or companies described in paragraphs (a) to (ddd)

IF AN EMPLOYEE

ggg. ___ an employee of the Issuer

hhh. ___ an employee of an affiliate of the Issuer

IF SUBSCRIPTION EXCEEDS $97,000

iii. ____ subscription exceeds $97,000

IF ACCREDITED INVESTOR

jjj. ___a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the *Bank Act* (Canada)

kkk. ___the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada)

lll. ___an association under the *Cooperative Credit Associations Act* (Canada) located in Canada, or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act

mmm.___a subsidiary of any person or company referred to in paragraphs (jjj) to (lll), if the person or corporation owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary

nnn. ___a person or corporation registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador)

ooo. ___an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person or corporation referred to in paragraph (nn)

ppp. ___the government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada

qqq. ___a municipality, public board or commission in Canada

rrr._ ___any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government

sss._ ___a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada

ttt._ ___an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000

uuu. ___an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year

vvv. ___person or company, other than a mutual fund or non-redeemable investment fund, that, either alone or with a spouse has net assets of at least

$5,000,000, and unless the person or company is an individual, that amount is shown on its most recently prepared financial statements

www.__a mutual fund or non-redeemable investment fund that, in British Columbia, distributes its securities only to persons or companies that are accredited investors

xxx. __a mutual fund or non-redeemable investment fund, in British Columbia, that is distributing or has distributed its securities under one or more prospectuses for which the regulator has issued receipts

yyy. __a trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account

zzz. __a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser

aaaa. __a registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded

bbbb. _______an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (jjj) through (nnn) and paragraph (sss) in form and function

cccc. __a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

① For the purposes of the Securities Act (British Columbia) and the Securities Act (Alberta) and this Certificate, an issuer is affiliated with another issuer if (a) one of them is the subsidiary of the other, or (b) if each of them is controlled by the same person.

② For the purposes of Multilateral Instrument 45-103 and this Certificate, the term "close personal friend" is an individual who has known the director, senior officer or control person for a sufficient period of time to be in a position to assess the capabilities and trustworthiness of the director, senior officer or control person.

③ For the purposes of Multilateral Instrument 45-103 and this Certificate, the term "close business associate" is an individual who has had sufficient prior business dealings with the director, senior officer or control person to be in a position to assess the capabilities and trustworthiness of the director, senior officer or control person.

The Statements made in this Schedule are true.

DATED ______________________, 2003

____
Signature of Subscriber

____
Name of Subscriber

____

____
Address of Subscriber

SCHEDULE C

ONTARIO ACCREDITED INVESTOR CONFIRMATION

The undersigned has represented that the undersigned an "accredited investor" as defined in Rule 45-501 of the Ontario Securities Commission. The undersigned has indicated below the categories which it, he or she satisfies.

The Subscriber understands that the Issuer is relying on this information in determining to sell securities to the Subscriber in a manner exempt from the registration requirements of the Ontario Securities Act (the "Ontario Act").

_____ (a) a bank listed in Schedule I or II of the Bank Act (Canada), or an authorized foreign bank listed in Schedule III of that Act;

_____ (b) the Business Development Bank incorporated under the Business Development Bank Act (Canada);

_____ (c) a loan corporation or trust corporation registered under the Loan and Trust Corporations Act or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

_____ (d) a co-operative credit society, credit union central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit Associations Act (Canada), in each case, located in Canada;

_____ (e) a company licensed to do business as an insurance company in any jurisdiction;

_____ (f) a subsidiary of any company referred to in paragraph (a), (b), (c), (d) or (e), where the company owns all of the voting shares of the subsidiary;

_____ (g) a person or company registered under the Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

_____ (h) the government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;

_____ (i) any Canadian municipality or any Canadian provincial or territorial capital city;

_____ (j) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;

_____ (k) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

_____ (l) a registered charity under the Income Tax Act (Canada);

_____ (m) an individual who beneficially owns, or who together with a spouse beneficially own, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

_____ (n) an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

_____ (o) an individual who has been granted registration under the Act or securities legislation in another jurisdiction as a representative of a person or company referred to in paragraph (g), whether or not the individual's registration is still in effect;

_____ (p) a promoter of the issuer or an affiliated entity of a promoter of the issuer;

_____ (q) a spouse, parent, grandparent or child of an officer, director or promoter of the issuer;

_____ (r) a person or company that, in relation to the issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the Act;

_____ (s) an issuer that is acquiring securities of its own issue;

_____ (t) a company, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

_____ (u) a person or company that is recognized by the Commission as an accredited investor;

_____ (v) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;

_____ (w) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director;

_____ (x) a managed account if it is acquiring a security that is not a security of a mutual fund or non-redeemable investment fund;

_____ (y) an account that is fully managed by a trust corporation registered under the Loan and Trust Corporations Act;

_____ (z) an entity organized outside of Canada that is analogous to any of the entities referred to in paragraphs (a) through (g) and paragraph (k) in form and function; and

_____ (aa) a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;

The statements made in this Schedule are true.

DATED ____________________, 2003.

____
Signature of Subscriber

____
Name of Subscriber

____

____
Address of the Subscriber

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

__________ **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: ______________________________

(b) Address: ______________________________

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at __________________________ this _____ day of ______________, 2003.

____
Name of Purchaser – please print

____
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE E

Definitions

"accredited investor" means

(a) a Canadian financial institution (as defined in National Instrument 14-101 Definitions), or an authorized foreign bank listed in Schedule III of the *Bank Act* (Canada),

(b) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada),

(c) an association under the *Cooperative Credit Associations Act* (Canada) located in Canada or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act,

(d) a subsidiary of any person or company referred to in paragraphs (a) to (c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

(e) a person or company registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador),

(f) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person or company referred to in paragraph (e),

(g) the government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada,

(h) a municipality, public board or commission in Canada,

(i) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

(j) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

(k) an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds Cdn.$1,000,000,

(l) an individual whose net income before taxes exceeded Cdn.$200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded Cdn.$300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year,

(m) a person or company, other than a mutual fund or non-redeemable investment fund, that either alone or with a spouse, has net assets of at least Cdn.$5,000,000, and unless the person or company is an individual, that amount is shown on its most recently prepared financial statements,

(n) a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors,

(o) a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one or more prospectuses for which the regulator has issued receipts,

(p) a trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account,

(q) a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser,

(r) a registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded,

(s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function, or

(t) a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

"affiliate" shall mean the following:

(a) one corporation is affiliated with another corporation if one of them is the subsidiary of the other, or both are subsidiaries of the same corporation, or each of them is controlled by the same person.

(b) a corporation is a subsidiary of another corporation if:

(i) it is controlled by

(A) that other corporation,

(B) that other corporation and one or more corporations, each of which is controlled by that other corporation, or

(C) two or more corporations, each of which is controlled by that other corporation, or

(ii) it is a subsidiary of a subsidiary of that other corporation.

(c) For the purposes of subsections (a) and (b), a corporation is controlled by a person if:

(i) shares of the corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that person, and

(ii) the votes carried by the shares mentioned in paragraph (i) are sufficient, if exercised, to elect a majority of the directors of the corporation.

"control person" means

(a) a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Corporation to affect materially the control of the Corporation, or

(b) each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Corporation to affect materially the control of the issuer,

(c) and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of the Corporation, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Corporation.

"financial assets" means cash and securities.

"related liabilities" means

(a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(b) liabilities that are secured by financial assets.

"senior officer" means

(a) the chair or a vice chair of the board of directors, the president, a vice president, the secretary, the treasurer or the general manager of the Corporation,

(b) any individual who performs functions for a person similar to those normally performed by an individual occupying any office specified in paragraph (a), and

(c) the 5 highest paid employees of the Corporation, including any individual referred to in paragraph (a) or (b) and excluding a commissioned salesperson who does not act in a managerial capacity.

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

7000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: DOROTHY ATKINSON

(b) Address: 4434 W. 2ND AVE VAN BC

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

N/A

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

N/A

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

N/A

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER this 7 day of JULY, 2003.

DOROTH ATKINSON
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

50,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Stuart Briscoe

(b) Address: 6913 Lefroy Crt SW Calgary AB T3E 6H1

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

No

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

No

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

No trading by purchaser in the last 60 days.

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Calgary this 5 day of August, 2003.

Stuart Briscoe
Name of Purchaser – please print

[signature]
(Authorized Signature)

Investment Advisor Nesbitt Burns
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

80,000 **flow-through common shares**

(c) Purchase Price:

CS 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: C. CHANNING BUCKLAND

(b) Address: 4355 LOCARNO CRES. VANC., BC V6R 1G2

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

Nil

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER this 25 day of AUGUST, 2003.

C. CHANNING BUCKLAND
Name of Purchaser – please print

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

1000 **flow-through common shares**

(c) Purchase Price:

CS 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: SHEILA COLWILL

(b) Address: #203 1710 W 13th Avenue Van BC V6J 2H1

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

no

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

Ø

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Vancouver this 7th day of August, 2003.

SHEILA COLWILL
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

10,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: THOMAS CUNNINGHAM

(b) Address: 212-5683 HAMPTON PLACE VAN BC

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

N/A

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

N/A

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

N/A

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER this 7 day of AUG, 2003.

THOMAS CUNNINGHAM
Name of Purchaser – please print

Thomas Cunningham
(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

20,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: REDMOND JOSEPH DALEY

(b) Address: P.O. BOX 2970, REVELSTOKE, B.C. V0E 2S0

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

NONE

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **<u>Dealings of Purchaser in Securities of the Issuer</u>**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NONE

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at GOLDSTREAM MINE this FOURTH day of AUGUST, 2003.

REDMOND JOSEPH DALEY
Name of Purchaser – please print

R J Daley
(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

100,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: PAUL D. DAMA.

(b) Address: 95 KING ST E SUITE 301, TORONTO ONT M5C 1G4

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NONE

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Toronto this 6th day of August, 2003.

PAUL D. DAMP
Name of Purchaser – please print

[signature]
(Authorized Signature)

personal
(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

30,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Andre Deepwell

(b) Address: 7505 Kilrea Place Burnaby, BC V5A 3N3

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

Senior Officer

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

Nil

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Vancouver this 6th day of August, 2003.

Andre Deanwell
Name of Purchaser – please print

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

2000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: BARBARA DEGLAU

(b) Address: 310 1970 W 41ST AVE VAN BC

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

N/A

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

N/A

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

N/A

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER this 7 day of AUG, 2003.

BARBARA DESLAU
Name of Purchaser – please print

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

1,000,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Edco Oil & Gas Ltd.

(b) Address: 3220, 255 - 5th Avenue, SW, Calgary, Alberta

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N. Murray Edwards - Directly and Indirectly

Controls 100% of Edco Oil & Gas Ltd. Address same as above

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

Own more than 10% of equity

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

None

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Calgary this 11th day of August, 2003.

Edco Oil & Gas Ltd.
Name of Purchaser – please print

(Authorized Signature)

President
(Official Capacity – please print)

N. Murray Edwards
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

500,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: N. Murray Edwards

(b) Address: 3220, 255 - 5th Avenue, SW, Calgary, Alberta

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

Own More than 10% of equity

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

None

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Calgary this 30th day of July, 2003.

N. Murray Edwards
Name of Purchaser – please print

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

________ **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: T. CHEN FONG

(b) Address: 1040 SYDENHAM RD. SW, CALGARY T2T 0T2

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

NIL

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NIL

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER this 8 day of AUG, 2003.

T.C. FONG
Name of Purchaser – please print

[signature]
(Authorized Signature)

(Official Capacity – please print)

T. C. FONG
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

15,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: David Goguen

(b) Address: Unit #304 2111 11th Avenue West Vancouver, V6K 1

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

No

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

- Nil -

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at [illegible] this 19 day of [illegible], 2003.

David J. [illegible]
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

20,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: HAROLD KENNEY

(b) Address: 1112 DOUGLAS ST, PRINCE GEORGE, BC

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NONE

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at PRINCE GEORGE, BC this 12 day of AUGUST, 2003.

HAROLD KENNEY
Name of Purchaser – please print

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

40,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: BRIAN KYNOCH

(b) Address: 2798 W. 36th Ave. Vancouver BC.

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

No trading within 60 days.

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER BC this 6th day of AUGUST, 2003.

BRIAN KYNOCH.
Name of Purchaser – please print

[signature]
(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

80,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Michael Lang

(b) Address: 1619 Cayuga St NW

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

—

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Calgary this 8 day of August, 2003.

Michael Long
Name of Purchaser – please print

[signature]
(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

40,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Pierre Lebel

(b) Address: 629 Verona Place N. Vancouver BC V7N 3A4

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

Director

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NIL

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Vancouver this 6th day of August, 2003.

Pierre Lebel
Name of Purchaser – please print

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

20,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: KEVIN LOUNSBURY

(b) Address: 224 SILVER CREEK CRES N.W. CALGARY AB

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

No

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

None

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at CALGARY this 8TH day of AUGUST, 2003.

KEVIN LOUNSBURY
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

60,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: JEFFREY P. LUNTER

(b) Address: 4750 PICADILLY SOUTH RD, WEST VANCOUVER, BC

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

N/A

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Vancouver BC this 19th day of August, 2003.

JEFFREY P. LONTER
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

10,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: PATRICK MCANDLESS

(b) Address: 6640 JUNIPER DRIVE, RICHMOND, B.C., V7E4

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

OFFICER OF COMPANY

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

N/A

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER this 8TH day of AUGUST, 2003.

PATRICK MCANDLESS
Name of Purchaser – please print

[signature]
(Authorized Signature)

VICE-PRESIDENT, EXPLORATION
(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

180,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: LARRY MOELLER

(b) Address: 3220 235 5TH AVE S.W.
CALGARY, AB T2P 3G6

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

YES - DIRECTOR

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

N/A

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NONE

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at CALGARY this 8 day of AUGUST, 2003.

LARRY MOELLER
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

130,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: ERIC J. OLSEN

(b) Address: 3904 EDISON CR. S.W. CALG. ALTA T2S0W9

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NO ACTIVITY

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at CALGARY this 12 day of AUGUST, 2003.

ERIC J. OLSEN
Name of Purchaser – please print

[signature]
(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

10,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: DON POIRIER

(b) Address: 5615 KEITH ROAD, WEST VANCOUVER, B.C.

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

No

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

none.

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at VANCOUVER this 11th day of AUGUST, 2003.

DON POIRIER
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

2000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: DALE REIMER

(b) Address: 1010 RICHARD WILLIAMS LAKE BC V2G 3M1

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

— NO —

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at WILLIAMS LAKE this 6 day of AUGUST, 2003.

DALE REIMER
Name of Purchaser – please print

[signature]
(Authorized Signature)

PURCHASING SUPT.
(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

10,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Stephen Robertson

(b) Address: 200 - 580 Hornby St, Vancouver BC V6C 3B6

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

Yes - Employee of the issuer

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

No trades

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Vancouver this 05 day of August, 2003.

Stephen Robertson
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

40,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: WILLIAM C ROGERS

(b) Address: 476 DORNBIERER CR, PRINCE GEORGE,

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at PRINCE GEORGE, BC this 18 day of AUGUST, 2003.

WILLIAM C ROGERS
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

50,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: John F. Ryan

(b) Address: 2540 Carlisle Way Prince George, BC V2K 4H9

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

No

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

No

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

none

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Prince George, BC this 7th day of August, 2003.

John F. Ryan
Name of Purchaser – please print

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

80.m flow-through common shares

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Edward G Smith

(b) Address: 3930 - 1a st SW Calgary Alta T2S 1R1

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Aug Calgary AB this 11 day of Aug, 2003.

Edward G. Son
Name of Purchaser – please print

____
(Authorized Signature)

____
(Official Capacity – please print)

Edward G. Son
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

100,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: Steven Somerville

(b) Address: 149 Roselawn Avenue, Toronto, Ont., M4R 1E7

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

____

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at ~~August~~ Toronto this 7th day of August, 2003.

Steven Somerville
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

40,000 flow-through common shares

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: RODNEY SYRYDA

(b) Address: SS #2, SITE 6, COMP 1, FORT ST. JOHN

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NONE

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at **FORT ST JOHN, BC** this **17** day of **AUGUST**, 2003.

RODNEY SYRYDA
Name of Purchaser – please print

[redacted]

(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

100,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: David R. Thompson

(b) Address: 840, 720 - 4 NE SW Calgary AB

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

No

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

No

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NONE

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Calgary this 8 day of August, 2003.

DAVID R. THOMPSON
Name of Purchaser – please print

[signature]
(Authorized Signature)

(Official Capacity – please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

20,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: VAROL TRAVISS

(b) Address: 2539 KINGS AVE. WEST VANC., BC V7V 2C7

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

____

____

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

NO

____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

NO

____

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

NIL

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at Vancouver this 5 day of August, 2003.

KAROL TRAVISS
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE D

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **Description of Transaction**

(a) Name of issuer of the Securities:

IMPERIAL METALS CORPORATION

(b) Number and Class of Securities to be Purchased:

10,000 **flow-through common shares**

(c) Purchase Price:

C$ 0.50 per Share

2. **Details of Purchaser**

(a) Name of Purchaser: JACK ZUKE

(b) Address: 1146 PEMBROKE AVE. KAMLOOPS B.C. V2B 7W6

(c) Names and addresses of persons having a greater than 10% beneficial interest in the purchaser:

N/A

3. **Relationship to Issuer**

(a) Is the purchaser, (or any person named in response to 2(c) above), an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so, give details:

4. **Dealings of Purchaser in Securities of the Issuer**

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at KAMLOOPS this 6 day of AUGUST, 2003.

JACK ZUKE
Name of Purchaser – please print

[signature]
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

IMP300\PP Spring 2003\5944

CATALYST
Corporate Finance Lawyers

September 18, 2003

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Julie Shin

Imperial Metals Corporation
Issuance of Flow-Through Common Shares

We have been asked to provide our opinion in connection with the application of Imperial Metals Corporation (the "Company") for the listing of up to 3,000,000 common shares (the "Shares") in the capital of the Company to be issued on a private placement basis pursuant to subscription agreements (the "Subscription Agreements") entered into between the Company and each of the 33 investors.

We have made or caused to be made such investigations and examined originals or copies certified or otherwise identified to our satisfaction, of such records and corporate proceedings, certificates and other documents that we have considered relevant to this opinion. We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified or confirmed copies or facsimiles.

The opinions expressed herein are limited to the application of the laws of British Columbia and the laws of Canada applicable therein in effect on the date hereof.

This opinion is given to you as of the date hereof and we disclaim any obligation to advise you of any change after the date hereof in any matter set forth herein, and we express no opinion as to the effect of any subsequent course of dealing or conduct between the parties referred to herein.

Based on and subject to the foregoing, we are of the opinion that, upon their issuance from the treasury of the Company in accordance with the terms of the Subscription Agreements, the Shares will be issued as fully paid and non-assessable common shares of the Company.

This opinion is provided solely for the use of the addressee and is not to be provided to, or relied upon by, any other person without the prior written consent of our firm.

Yours very truly,

Catalyst

IMP300\PP Spring 2003\5961

1400-1055 West Hastings Street, Vancouver, BC V6E 2E9 Canada
Telephone 604.688.6900 · Facsimile 604.443.7000 · Website www.catalyst-law.com
A Partnership of Law Corporations

IMPERIAL METALS CORPORATION

#82-34714

September 25, 2003

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases from August 1 through September 25, 2003, as well as a copy of the First and Second Quarter Reports.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

 #82-34714

NEWS RELEASE

Drilling Starts and Trenching Continues on Northeast Zone at Mount Polley

Vancouver (September 25, 2003) - Imperial Metals Corporation (III:TSX) is pleased to report further results from trenching in the Northeast Zone at its 100% owned Mount Polley property. The Company also announces that drilling has commenced, and to date six drill holes have been completed with lengths between 200 and 250 metres. Trenching and drill holes are shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com*.

All trenches were chip sampled over one, two, three, five and seven metre intervals where bedrock was exposed. Chip sampling results from the trenches are as follows:

TRENCH 4 was extended and excavated to bedrock for an additional 87 metres, with a 45 metre section having an average grade of 0.69% copper and 0.30 g/t gold including a 15 metre section of 1.35% copper and 0.78 g/t gold in addition to the interval already reported.

TRENCH 11 was excavated to bedrock for a total distance of 40 metres, bearing a 28 metre section with a grade of 0.94% copper and 0.63 g/t gold. This section includes an 18 metre interval with grades of 1.29% copper and 0.90 g/t gold.

TRENCHES 12 and 13 were excavated to bedrock for a total length of 170 metres with TRENCH 12 having a 46 metre section yielding 0.36% copper and TRENCH 13 grading 0.23% copper over 20 metres.

All trench samples have also been analyzed for silver using ICP methods. The silver assay results for the significant intervals in the trenches are shown on the table below.

Trench #	Metre Interval	Copper %	Gold g/t	Silver ppm
Trench 1	66	1.03	0.39	8.73
Trench 2	30	2.59	0.88	26.70
Trench 3	13	1.16	0.40	6.83
Trench 4	3	0.79	0.27	5.27
and	45	0.69	0.30	7.85
Trench 5	9	1.34	0.50	11.37
Trench 6	54	1.03	0.42	6.91
Trench 7	15	1.39	0.63	10.73
and	12	1.09	0.55	7.64
and	23	0.62	0.18	4.16
Trench 11	28	0.94	0.63	6.27
Trench 12	46	0.36	0.08	3.01
Trench 13	20	0.23	0.11	2.15

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

-30-

For further information contact: Brian Kynoch, President - 604.669.8959; Patrick McAndless, Vice President Exploration - 604.488.2665 or Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com


592700E
592800E
5825500N
5825400N
5825300N
TR-14
TR-15
13 metres of 1.16% Cu
and 0.40 g/t Au
3 metres of 0.79% Cu
and 0.27 g/t Au
TR-3
66 metres of 1.03% Cu
and 0.39 g/t Au
TR-4
TR-1
WB03 03
(-60)
TR-2
TR-5
30 metres of 2.59% Cu
and 0.88 g/t Au
WB03 04
(-60)
WB03 01 (-90)
WB03 02 (-60)
WB03 05 (-60)
9 metres of 1.34% Cu
and 0.50 g/t Au
45 metres of 0.69% Cu
and 0.30 g/t Au
54 metres of 1.03% Cu
and 0.42 g/t Au
TR-4A
TR-7
15 metres of 1.39% Cu
and 0.63 g/t Au
TR-6
28 metres of 0.94% Cu
and 0.63 g/t Au
TR-11
WB03 06 (-60)
TR-12
12 metres of 1.09% Cu
and 0.55 g/t Au
Deep overburden (no sample)
46 metres of 0.36% Cu
and 0.08 g/t Au
23 metres of 0.62% Cu
and 0.18 g/t Au
TR-13
TR-8
TR-9
20 metres of 0.23% Cu
and 0.11 g/t Au
LEGEND
High grade intervals
Trench with assays pending
Diamond Drill Hole
METRES
0 10 20 30 40 50
TR-10
IMPERIAL METALS CORPORATION
MT. POLLEY PROPERTY
NORTHEAST ZONE
TRENCHING RESULTS
September 25, 2003

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Expands Northeast Zone at Mount Polley

Vancouver (September 10, 2003) – Imperial Metals Corporation (III:TSX) is pleased to report the results from additional trenching at its 100% owned Mount Polley mine. The trenching completed to date is shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com*. All trenches were chip sampled over one, two or three metre intervals where bedrock was exposed. A diamond drill has been mobilized and drilling of the northeast zone will commence today.

Chip sampling results from the trenches are as follows:

TRENCH 6 was excavated to bedrock for a distance of 54 metres and was mineralized for its entire length having an average grade of 1.03% copper and 0.42 g/t gold.

TRENCH 7 was excavated to bedrock for a total distance of 68 metres, which yielded three high grade sections which are separated by a two metre break at the intersection point with TRENCH 6, and a two metre section where bedrock was not reached.

i) 15 metres having a grade of 1.39% copper and 0.63 g/t gold
ii) 12 metres having a grade of 1.09% copper and 0.55 g/t gold
iii) 23 metres having a grade of 0.62% copper and 0.18 g/t gold

TRENCH 8, 9 and 10 were excavated to bedrock for a total length of 81 metres. No higher grade sections were encountered but samples of up to 0.27% copper were obtained in TRENCH 8 and in the northern part of TRENCH 9.

Assay results from the southern portion of TRENCH 4 and from TRENCHES 11, 12 and 13 are pending.

High grade copper-gold mineralization has now been traced over an area of approximately 140 metres by 70 metres.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

-30-

For further information contact:
Brian Kynoch, President 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com



592700E
592800E
5825500N
5825400N
5825300N
13 metres of 1.16% Cu
and 0.40 g/t Au
3 metres of 0.79% Cu
and 0.27 g/t Au
TR-3
TR-4
TR-1
66 metres of 1.03% Cu
and 0.39 g/t Au
TR-2
TR-5
30 metres of 2.59% Cu
and 0.88 g/t Au
9 metres of 1.34% Cu
and 0.50 g/t Au
TR-11
54 metres of 1.03% Cu
and 0.42 g/t Au
TR-7
TR-6
15 metres of 1.39% Cu
and 0.63 g/t Au
TR-12
12 metres of 1.09% Cu
and 0.55 g/t Au
Deep overburden (no sample)
23 metres of 0.62% Cu
and 0.18 g/t Au
TR-13
TR-8
TR-9
TR-10
IMPERIAL METALS CORPORATION
MT. POLLEY PROPERTY
NORTHEAST ZONE
TRENCHING RESULTS
September 10, 2003
LEGEND
High grade intervals
Trench with assays pending
METRES
0 10 20 30 40 50

IMPERIAL METALS CORPORATION

NEWS RELEASE

Drill Program Underway at Imperial's Nak Property

Vancouver (September 2, 2003) - Imperial Metals Corporation (III:TSX) is pleased to announce that it has commenced a 1,200 metre diamond drill program at the Nak property located near Atlin, British Columbia.

Drilling will follow up on the results of a successful first phase of exploration conducted in July. Two new zones of copper mineralization were identified: the Box Lake showing southeast, and the Jennusty showing northwest of the initial Joss'alun discovery. Drilling will be mainly focused on the Joss'alun and Jennusty showings. High priority soil geochemistry anomalies along the strike of known mineralization will also be drilled.

The Jennusty mineralization occurs on surface as highly oxidized pods of massive sulphide hosted within a gabbro. The zone appears to be hosted within a vertical fault zone over a width of some 17 metres. A second showing and possible extension of the Jennusty mineralization was found approximately 200 metres to the east. Grab samples there graded up to 4.49% copper. The sulphide bodies at the main Jennusty showing are highly oxidized and leached. Drilling below the oxidized cap at Jennusty will be conducted as a part of this program.

The Box Lake discovery lies in the valley southeast of Joss'alun showing, and is hosted by an on strike extension of the same mafic volcanic horizon. Most mineralization has been observed in float as the cliff forming volcanics are not easily accessed, although one grab sample from outcrop has returned a grade of 1.45% copper. Further work will be completed in the Box Lake area before making a decision on drilling this zone.

The Joss'alun showing is hosted within a mafic volcanic unit of pillows with lesser agglomerate, measuring approximately 40 metres thick in the vicinity of the main showing. Mineralization appears to be both syngenetic, occurring as interstitial rinds of the pillows and fracture fillings, and epigenetic, occurring as structurally hosted veins. The strongest mineralization discovered to date is hosted by the main Joss'alun showing, discovered in September of 2002 by BCMEM geologists. Several drill holes are planned for this area.

Stephen Robertson, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information. Samples were analyzed by Acme Analytical Laboratories Ltd. in Vancouver.

- 30 -

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Results for Second Quarter 2003

Vancouver (August 28, 2003) - Imperial Metals Corporation (III:TSX) reports comparative financial results for the six months ended June 30, 2003 and June 30, 2002 are summarized below:

	Three Months Ended		Six Months Ended	
(unaudited)	June 30 2003	June 30 2002	June 30 2003	June 30 2002
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$10,870	$13,049	$24,247	$26,427
Operating Income (Loss)	$1,698	$67	$2,301	$(2,885)
Net Income (Loss)	$1,731	$374	$2,670	$(2,374)
Net Income (Loss) Per Share	$0.09	$0.02	$0.14	$(0.15)
Cash Flow	$(24)	$(448)	$(600)	$(439)
Cash Flow Per Share	$0.00	$(0.03)	$(0.03)	$(0.03)

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the income attributable to Huckleberry Mines Ltd. for the six months ended June 30, 2003 was $3.5 million, which includes a $ 9.1 million foreign exchange gain on long term debt. Excluding Huckleberry Joint Venture assets and liabilities, cash and cash equivalents at June 30, 2003 was $2.3 million and working capital was $ 1.0 million.

Sterling

In May, completion of the 13 hole drill program at the Company's 100% owned Sterling gold property achieved its objectives of expanding the 144 Zone to 350 feet by 750 feet, and extending the high grade structures within the zone. All holes intersected elevated to high grade gold values. Results warranted a 17 hole drill program which began in late May, results of which were released in July. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 500 feet by 750 feet. Further drilling is planned.

Mount Polley

An exploration program began in the second quarter at the 100% owned Mount Polley mine, presently on care and maintenance. The planned work includes soil geochemistry, geophysics, trenching and drilling. The focus of this work will be on extending mineralization at depth in the Springer zone; trenching and drilling known occurrences of near surface oxide copper mineralization; and discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.

Nak

Planning of a summer field program at the Nak property in northwest BC was initiated in June. Geologists spent the month of July conducting mapping, prospecting and geochemical surveys. The preliminary work will be followed up with a 1,200 metre drilling program in the third quarter of 2003. The Nak property includes claim groups recently optioned from Tenajon Resources Corp. and Copper Ridge Explorations Inc., and is located in northwest BC, approximately 75 kilometres southeast of Atlin.

/2

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Huckleberry Mine
Imperial is the operator, and 50% owner through a subsidiary, of Huckleberry Mines Ltd. located 123 kilometres southwest of Houston in west-central British Columbia. Production statistics for the second quarter are provided below.

Production Statistics (unaudited)	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Ore milled (tonnes)	1,737,495	3,461,095
Ore milled per calendar day (tonnes)	19,093	19,122
Ore milled per operating day (tonnes)	21,247	20,957
Grade (%) – Copper	0.522%	0.530%
Grade (%) – Molybdenum	0.011%	0.011%
Recovery (%) – Copper	85.14	86.00
Recovery (%) – Molybdenum	15.40	20.10
Copper produced (lbs)	17,014,574	34,756,574
Molybdenum produced (lbs)	66,886	173,876

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

IMPERIAL TRENCHES NEW HIGH GRADE COPPER-GOLD ZONE AT MOUNT POLLEY

Vancouver (August 27, 2003) – Imperial Metals Corporation (III:TSX) is pleased to report it has discovered a new high grade copper-gold zone on its 100% owned Mount Polley mine property. The zone is located approximately 1.5 kilometres northeast of the Bell Pit.

The zone has so far been exposed in a number of trenches as shown on the accompanying plan, which can be viewed on the Company's website: www.imperialmetals.com. All trenches were chip sampled over one metre intervals. The new zone has not been drilled before. The nearest drill hole is approximately 300 metres southwest.

Chip sampling results from the trenches are as follows:

TRENCH 1 was excavated to bedrock for a distance of 75 metres with 66 metres of the trench having an average grade of 1.03% copper and 0.39 g/t gold including a higher grade section averaging 1.95% copper and 0.72 g/t gold over 24 metres.

TRENCH 2 was excavated to bedrock for a distance of 31 metres, with 30 metres having an average grade of 2.59% copper and 0.88 g/t gold.

TRENCH 3 was excavated to bedrock for a distance of 27 metres, with the westernmost 13 metres averaging 1.16% copper and 0.40 g/t gold.

TRENCH 4 was excavated to bedrock for a distance of seven metres with the northernmost three metres averaging 0.79% copper and 0.27 g/t gold.

TRENCH 5 is mineralized for its entire length of nine metres and graded 1.34% copper and 0.50 g/t gold.

The mineralization in the zone occurs in typical Mount Polley hydrothermal breccia, distinguished by the presence of chalcopyrite and additional copper minerals including malachite, bornite, calcocite, azurite, covelite, and native copper.

Exploration crews are continuing to trench in the vicinity of the discovery to better expose the surface expression of the zone. This will be followed up with a diamond drilling program in September.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

-30-

For further information contact:
Brian Kynoch, President 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com


13 metres of 1.16% Cu and 0.40 g/t Au
3 metres of 0.79% Cu and 0.27 g/t Au
N
TRENCH 3
TRENCH 4
66 metres of 1.03 % Cu and 0.39 g/t Au
TRENCH 1
24 metres of 1.95 % Cu and 0.72 g/t Au
TRENCH 2
9 metres of 1.34 % Cu and 0.50 g/t Au
TRENCH 5
30 metres of 2.59 % Cu and 0.88 g/t Au
TRENCH 1
NEW DISCOVERY
"NORTHEAST" ZONE
N
Springer
Bell
Cariboo
BOOTJACK LAKE
MILL SITE
POLLEY LAKE
Claim outline
Kilometres
0.5 0 1 2 3 4 5
Metres
0 15 30
IMPERIAL METALS CORPORATION
MT POLLEY PROPERTY
NORTHEAST ZONE
TRENCHING RESULTS
August 27, 2003

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Private Placement Fully Subscribed for $1.5 Million

Vancouver (August 20, 2003) - Imperial Metals Corporation (III:TSX) is pleased to announce that its non-brokered private placement of 3 million flow through common shares, at $0.50 per share, was fully subscribed and closed on August 20, 2003.

As part of the private placement, N. Murray Edwards acquired direct ownership of 500,000 common shares, and indirect ownership through Edco Oil & Gas Ltd. of 1,000,000 common shares (an aggregate of 6.6% of the outstanding common shares of Imperial). Mr. Edwards now directly owns 944,844 common shares, and indirectly owns through Edco Financial Holdings Ltd., Edco Oil & Gas Ltd. and Edco Capital Corporation, 8,134,185 common shares (an aggregate of 39.93% of the outstanding common shares of Imperial). Mr. Edwards indicated the acquisitions were for investment purposes and that he may acquire additional common shares of Imperial from time to time depending on market circumstances.

Proceeds from the private placement will be used to fund exploration at the Mount Polley and Nak properties.

At Mount Polley, the focus will be on drilling to expand the resources below the Springer Zone, drilling known near surface oxide copper mineralization targets, and discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.

At Nak, exploration will include diamond drilling, mapping and sampling to follow up on the results of a very successful first phase of exploration conducted in July. Phase one efforts resulted in expansion of the mineralized trend from 225 metres to over 5 kilometres. Additional ground was staked to cover the eastern extent of the newly discovered copper mineralization. Details from the summer program will be released once all assays have been received. A 1,200 metre drill program is scheduled to commence at the end of August, 2003. Nak is located in northwestern BC in the Atlin area.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Announces $1.5 Million Flow Through Private Placement Financing

Vancouver (August 1, 2003) - Imperial Metals Corporation (III:TSX) announces it has agreed to sell, on a private placement basis, up to 3 million flow through common shares of the Company at a price of $0.50 per share to realize gross proceeds of $1.5 million.

The proceeds from the private placement will fund exploration programs at the Mount Polley mine and Nak property. The offering will be subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approvals.

The Company's exploration at Mount Polley will focus on:
i) Expanding the resources below the Springer and Bell Zones.
ii) Discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.
iii) Exploring known near surface oxide copper mineralization.

Exploration work at Nak will include geophysical and geochemical surveys and diamond drilling.

Directors, officers and insiders of Imperial have agreed to purchase approximately 60% of the issue at the same price and terms as other purchasers.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

IMPERIAL METALS CORPORATION

Second Quarter Report

For the Six Months Ended June 30, 2003

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

To Our Shareholders

Imperial's comparative financial results for the six months ended June 30, 2003 and June 30, 2002 are summarized below, and discussed in detail in the attached Management's Discussion and Analysis.

	Three Months Ended		Six Months Ended	
(unaudited)	June 30 2003	June 30 2002	June 30 2003	June 30 2002
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$10,870	$13,049	$24,247	$26,427
Operating Income (Loss)	$1,698	$67	$2,301	$(2,885)
Net Income (Loss)	$1,731	$374	$2,670	$(2,374)
Net Income (Loss) Per Share	$0.09	$0.02	$0.14	$(0.15)
Cash Flow	$(24)	$(448)	$(600)	$(439)
Cash Flow Per Share	$0.00	$(0.03)	$(0.03)	$(0.03)

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the income attributable to Huckleberry Mines Ltd. for the six months ended June 30, 2003 was $3.5 million, which includes a $ 9.1 million foreign exchange gain on long term debt. Excluding Huckleberry Joint Venture assets and liabilities, cash and cash equivalents at June 30, 2003 was $2.3 million and working capital was $ 1.0 million.

Sterling

In May, completion of the 13 hole drill program at the Company's 100% owned Sterling gold property achieved its objectives of expanding the 144 Zone to 350 feet by 750 feet, and extending the high grade structures within the zone. All holes intersected elevated to high grade gold values. Results warranted a 17 hole drill program which began in late May, results of which were released in July. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 500 feet by 750 feet. Further drilling is planned.

Mount Polley

An exploration program began in the second quarter at the 100% owned Mount Polley mine, presently on care and maintenance. The planned work includes soil geochemistry, geophysics, trenching and drilling. The focus of this work will be on extending mineralization at depth in the Springer zone; trenching and drilling known occurrences of near surface oxide copper mineralization; and discovering new satellite bodies of sulphide mineralization suitable for processing in the mill.

Nak

Planning of a summer field program at the Nak property in northwest BC was initiated in June. Geologists spent the month of July conducting mapping, prospecting and geochemical surveys. The preliminary work will be followed up with a 1,200 metre drilling program in the third quarter of 2003. The Nak property includes claim groups recently optioned from Tenajon Resources Corp. and Copper Ridge Explorations Inc.

Huckleberry Mine

Imperial is the operator, and 50% owner through a subsidiary, of Huckleberry Mines Ltd. located 123 kilometres southwest of Houston in west-central British Columbia. Production statistics for the second quarter are provided below.

Production Statistics (unaudited)	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Ore milled (tonnes)	1,737,495	3,461,095
Ore milled per calendar day (tonnes)	19,093	19,122
Ore milled per operating day (tonnes)	21,247	20,957
Grade (%) – Copper	0.522%	0.530%
Grade (%) – Molybdenum	0.011%	0.011%
Recovery (%) – Copper	85.14	86.00
Recovery (%) – Molybdenum	15.40	20.10
Copper produced (lbs)	17,014,574	34,756,574
Molybdenum produced (lbs)	66,886	173,876

Looking Forward

After the end of the quarter, Imperial raised $1.5 million through a non-brokered private placement of 3 million flow through common shares at $0.50 per share. The proceeds from this financing will be used to fund exploration at the Mount Polley and Nak properties. Exploration at Sterling will resume in the fall once cooler weather returns to Nevada.

We are encouraged by the results of our initial exploration efforts at both Nak and Mount Polley, and are well positioned to follow up on these results.

Brian Kynoch
President

The financial position of the Company, excluding its share of Huckleberry Mines Ltd., continues to improve with the completion of a rights offering in February 2003 that added $1.3 million to the treasury and the completion in August 2003 of a private placement of flow through shares that raised $1.5 million. The Company continues to focus its attention on assets that have the highest likelihood of generating near and medium term shareholder value, and disposing of its other assets to generate and/or preserve cash. In February 2003 Imperial sold its wholly owned subsidiary, Similco Mines Ltd., owner of the Similco mine near Princeton, BC.

Huckleberry Mines Ltd.

The consolidated financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Note 4 to the interim consolidated financial statements disclose the impact of Huckleberry Mines Ltd. on the financial position and results of operations of Imperial and although the Company owns 50% of Huckleberry Mines Ltd. all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. On a consolidated basis the Company's financial results and financial position are substantially dependent on those of Huckleberry Mines Ltd. but Imperial's financial exposure is limited to its $2.5 million loan to Huckleberry Mines Ltd.

Huckleberry Mines Ltd. continues to face challenges in operating at the current copper price and US/Cdn dollar exchange rate. Huckleberry Mines Ltd. will not be able to meet a loan interest and principal payment of $57 million due on September 30, 2003 and therefore continues to negotiate with its lenders to restructure the loan payment schedule. The outcome of these negotiations is uncertain and could result in the Company losing its equity interest in Huckleberry Mines Ltd. The ongoing operations of the Company would not be materially affected if it lost its 50% equity interest in Huckleberry Mines Ltd. If the Company no longer had an equity interest in Huckleberry Mines Ltd. its assets and liabilities would shrink substantially, and since Huckleberry's liabilities exceed its assets, Imperial's financial position would improve significantly. For further details see Note 4 to the consolidated financial statements.

Business Focus

The Company continues with its new focus on gold exploration and subsequent to June 30, 2003 completed additional drilling at the Sterling property in Nevada with encouraging results. Further drilling is planned for the third quarter. In early August the Company completed a $1.5 million flow through share issue to expand the resources at the Mount Polley mine and to test targets at the Nak property in northern British Columbia.

The strengthening of the Canadian Dollar against the US Dollar has reduced the cost of repaying the long term debt due by Huckleberry. However, if the exchange rate stays at these levels then Huckleberry's revenues will decrease significantly as a result of the lower exchange rate. Huckleberry will also lose the benefits currently being realized from currency hedges when these hedges expire at the end of the third quarter of 2003.

During the second quarter of 2003 the Company continued with its research program to advance the use of new heap leach technology to improve oxide copper recoveries at the Mount Polley mine, currently held on care and maintenance. Results are encouraging and further studies are in progress.

Risk Factors

Exploration programs, development prospects and mining operations are affected by a number of factors that can significantly impact the operations and financial position of the Company.

Exploration and development prospects are affected by the price of copper and more importantly for the Company, the price of gold. Exploration and development requires significant amounts of capital and even if the funds were available, the outcome is dependent on finding sufficient quantities of minerals, permitting the project, constructing the processing and ancillary facilities and starting commercial production. This process takes time and many factors, including commodity prices and economic conditions, may change, affecting

the viability of the project. The Company has expertise in managing these risks and will conduct its exploration and development activities to maximize returns for its shareholders.

The price of copper is a key determinant of revenues from mining operations as the Huckleberry mine is primarily a copper producer. Copper is sold in US Dollars and therefore the US/Cdn Dollar exchange rate is also a key factor in determination of revenue. Most of the debt of Huckleberry Mines Ltd. is denominated in US dollars and this affects the interest paid in Canadian Dollars as well as the ultimate repayment amount of the debt. The Company's interest expense on its debt is based on floating rates, which vary with a number of factors, including international economic and political events. In addition, mining operations face various operating risks, including environmental risks. The Company minimizes risks from mine operations through prudent operating practices, using well trained and knowledgeable staff, obtaining insurance for certain risks, and hedging copper production and exchange rates.

Based on its 50% interest in the Huckleberry mine, the effect on the operating income of the Company for the period July 1 to December 31, 2003 for certain key factors is as follows:

If the Copper price changes by US$0.01 per pound	$209,000
If the Gold price changes by US$10 per ounce	$37,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$131,000
If the LIBOR rate changes by 1%	$290,000
If the Bank Prime Rate changes by 1%	$69,000

These amounts are based on changes from a US/Cdn dollar exchange rate of 1.40 and copper price of US$0.75 per pound and include currency and commodity hedges in place as of August 15, 2003.

Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002

Results of Operations

Financial Results

Operating revenues in the quarter ended June 30, 2003 were $10.9 million compared to $13.0 million in the prior year's quarter. The majority of revenues in both quarters originated from the Huckleberry mine, currently the Company's only operating mine.

In the three months ended June 30, 2003 Imperial recorded income of $1.7 million ($0.09 per share) compared to net income of $0.4 million ($0.02 per share) in the comparative quarter.

The revenues and financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income during the three months ended June 30, 2003 totaled $2.2 million, primarily the result of a $4.7 million foreign exchange gain on long term debt.

The Company does not expect to be profitable in 2003 as the Company's share of losses from the Huckleberry mine for the period July 1 to December 31, 2003 are projected to be about $5.3 million, excluding foreign exchange gains or losses on long term debt. Assuming no repayment of long term debt and no material change in projected copper price and US/Cdn Dollar exchange rate Huckleberry is expected to be cashflow neutral to the end of the year. However, Huckleberry continues to face challenges in maintaining operations at these low metal prices and exchange rates. Imperial is not obligated to fund its share of these losses which are obligations of Huckleberry Mines Ltd.

The financial future of Huckleberry Mines Ltd. is at the discretion of its lenders who continue to work with Huckleberry Mines Ltd. and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues were $10.7 million in the three months ended June 30, 2003, compared to $12.9 as in the 2002 quarter. After deduction of mineral production and treatment and transportation costs but before financing charges, depletion and depreciation, Imperial's cash flow from its mining operations declined to a deficit of $0.2 million in the three months ended June 30, 2003 from nil in prior year's quarter. The decline in revenue was due to 10% lower sales volume of copper and a 10% decline in the US/Cdn Dollar exchange rate. Realized copper prices were comparable in both quarters. Production costs also decreased but not enough to offset the revenue decline.

Interest Expense

Interest expense on long term debt increased to $0.9 million in the three months ended June 30, 2003 from $0.8 million in 2002 quarter. Interest costs on long term debt were slightly higher in 2003 due to higher interest rates in 2003 on Huckleberry mine debt.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $4.7 million in the June 2003 quarter compared to a gain of $2.9 million in the prior year. The Canadian dollar strengthened significantly against the US dollar in the June 2003 quarter compared to the June 2002 quarter when the exchange rate also strengthened but at a slower rate.

Taxes

In both the June 30, 2003 and the 2002 quarters the effective tax recovery rate was significantly less than the expected tax rate of 39.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards, as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded net income of $1.7 million in the three months ended June 30, 2003 compared to a net income of $0.4 million in 2002, while cash flow applied to operations (before net change in non cash operating balances) was $nil in the three months ended June 30, 2003 compared to a use of $0.4 million in the prior year's quarter. Although reduced operating margins from the Huckleberry mine negatively impacted cash flow from operations during the June 2003 quarter, cash flow applied to operations was lower in the June 2003 quarter than in the prior year due to a number of non cash adjustments that reduced cash flow generated from operations in that year.

Working Capital

Working capital at June 30, 2003, excluding current portion of long term debt of $37.5 million, was $3.7 million compared to the working capital of $4.6 million at March 31, 2003 and $6.2 million at December 31, 2002. This decrease was primarily the result of losses at the Huckleberry mine. All long term debt, including the current portion, is non recourse to Imperial, and the repayment terms of the long term debt on the Huckleberry mine are being renegotiated. The presentation in the financial statements is based on the repayment terms as they existed at June 30, 2003.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures, including exploration costs and net of recoveries, totaled a net $0.9 million in the three months ended June 30, 2003 versus $0.8 million in the 2002 period. Property development expenditures in both 2003 and 2002 were primarily for Huckleberry mine ongoing capital projects totaling $1.4 million compared to $0.9 million in 2002. Capital expenditures at Huckleberry for the remainder of 2003 are expected to be about $1.7 million.

Exploration expenditures were $0.5 million in 2003 and $0.1 million in 2002, primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the remainder of 2003 are expected to be about $1.5 million, primarily for exploration at the Mount Polley and Nak properties.

In line with its business focus, the Company continues to reduce non core assets. The Company sold surplus mining equipment for proceeds of $1.0 million during the quarter ending June 30, 2003 compared to $0.2 million in the prior year's quarter.

Debt and Equity Financing

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Repayment of long term debt was $0.1 million during the three months ended June 30, 2002 and $nil during the current year's quarter.

Principal and interest payments on all of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on September 30, 2003. Huckleberry continues discussions with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is more in the nature of a capped royalty on operations. Also, it is non recourse to Imperial.

In August 2003 the Company completed a flow through share issue that raised $1.5 million. These funds are for exploration work on the Mount Polley and Nak properties.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002

Results of Operations

Financial Results

Operating revenues were $24.2 million in the six month period compared to $26.4 million in the comparative prior year period. The majority of revenues in both quarters originated from the Huckleberry mine, currently the Company's only operating mine.

In the six months ended June 30, 2003 Imperial recorded income of $2.7 million ($0.14 per share) compared to a net loss of $2.4 million ($0.15 per share) in the comparative period.

The revenues and financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income during the six months ended June 30, 2003 totaled $3.5 million, primarily the result of a $9.1 million foreign exchange gain on long term debt.

The Company does not expect to be profitable in 2003 as the Company's share of losses from the Huckleberry mine for the period July 1 to December 31, 2003 are projected to be about $5.3 million, excluding foreign exchange gains or losses on long term debt. Assuming no repayment of long term debt and no material change in projected copper price and US/Cdn Dollar exchange rate Huckleberry is expected to be cashflow neutral to the end of the year. However, Huckleberry continues to face challenges in maintaining operations at these low metal prices and exchange rates. Imperial is not obligated to fund its

share of these losses which are obligations of Huckleberry Mines Ltd.

The financial future of Huckleberry Mines Ltd. is at the discretion of its lenders who continue to work with Huckleberry Mines Ltd. and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues were $24.0 million in the six months ended June 30, 2003, compared to $26.1 million in 2002. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial's cash flow from its mining operations declined to a deficit of $0.6 million in the six months ended June 30, 2003 from a positive $0.2 million in prior year period. The decline in revenue was due to 5% lower sales volumes of copper, an 8% decline in the US/Canadian Dollar exchange rate, offset by 5% higher realized copper prices in the current period compared to the 2002 period. Production costs also decreased but not enough to offset the revenue decline.

Interest Expense

Interest expense on long term debt increased to $1.8 million in the six months ended June 30, 2003 from $1.6 million in 2002. Interest costs on long term debt were slightly higher in 2003 due to higher interest rates in 2003 on Huckleberry mine debt.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $9.1 million in the March 2003 quarter compared to a gain of $2.9 million in the prior year. The Canadian dollar strengthened significantly against the US dollar in the six months to June 2003 compared to a lesser strengthening in the six months to June 30, 2002.

Taxes

In both the June 30, 2003 and the 2002 periods the effective tax recovery rate was significantly less than the expected tax rate of 39.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards, as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded net income of $2.7 million in the six months ended June 30, 2003 compared to a net loss of $2.4 million in 2002, while cash flow applied to operations (before net change in non cash operating balances) was $0.6 million in the six months ended June 30, 2003 compared to $0.4 million in the prior year period. Reduced operating margins negatively impacted cash flow from operations during the six month ended June 2003 compared to the prior year's period.

Working Capital

Working capital at June 30, 2003, excluding current portion of long term debt of $37.5 million, was $3.7 million compared to $6.2 million at December 31, 2002. This decrease was primarily the result of reclassifying the Mount Polley supplies inventory of $1.5 million to mineral properties and losses at the Huckleberry mine. All long term debt, including the current portion, is non recourse to Imperial, and the repayment terms of the long term debt on the Huckleberry mine are being renegotiated. The presentation in the financial statements is based on the repayment terms as they existed at June 30, 2003.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures, including exploration costs and net of recoveries, totaled a net $1.9 million in the six months ended June 30, 2003 versus $1.1 million in the 2002 period. Property development expenditures in 2003 were primarily for Huckleberry mine ongoing capital projects totaling $2.4 million compared to $1.2 million in 2002. Capital expenditures at Huckleberry for the remainder of 2003 are expected to be about $1.7 million.

Exploration expenditures were $0.8 million in 2003 and $0.1 million in 2002, primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the remainder of 2003 is expected to be about $1.5 million, for exploration work on the Mount Polley and Nak properties.

In line with its business focus, the Company reduced its holdings of projects it does not consider key to its future. In February 2003 the Company sold its wholly owned subsidiary, Similco Mines Ltd, the owner of the Similco mine, which had been on care and maintenance since 1996, for proceeds of $0.1 million, to reduce costs. Certain mining equipment and real estate assets associated with the Similco mine were retained by the Company for future sale, increasing the cash expected to be realized from the sale of the Similco mine to a significantly higher amount.

The Company also sold surplus mining equipment for proceeds of $1.3 million during the six months ending June 30, 2003 compared to $0.2 million in the prior year.

In May 2002 the Company sold its wholly owned subsidiary, Bethlehem Resources (1996) Corporation, owner of the Goldstream mine and the Spire exploration property, for proceeds of $0.5 million. Concurrent with the sale the Company purchased $0.4 million in common shares of the purchaser.

Debt and Equity Financing

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Repayment of long term debt was $0.3 million during the six months ended June 30, 2002 and nil during the current year's quarter.

Principal and interest payments on all of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on September 30, 2003. Huckleberry continues discussions with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is more in the nature of a capped royalty on operations. Also, it is non recourse to Imperial.

In February 2003 the Company completed a rights offering and realized net proceeds of $1.3 million. These funds are being used primarily for drilling at the Sterling exploration project.

In August 2003 the Company completed a flow through share issue that raised $1.5 million. These funds are for exploration work on the Mount Polley and Nak properties.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

IMPERIAL METALS CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30 2003 *(unaudited)*	December 31 2002 *(audited)*	June 30 2002 *(unaudited)*
ASSETS			
Current Assets			
Cash and cash equivalents	$2,416,288	$2,591,585	$656,205
Marketable Securities [Market value $803,789 (December 31, 2002 – $1,538,705; June 30, 2002 - $609,656)]	615,961	1,056,152	404,175
Accounts receivable	1,303,174	2,481,264	5,170,944
Inventory	4,682,654	8,002,762	4,684,675
	9,018,077	14,131,763	10,915,999
Mineral Properties	47,997,881	49,140,467	66,071,157
Future Site Reclamation Deposits	3,802,446	7,352,584	7,285,841
Other Assets	1,392,227	1,392,341	1,541,546
	$62,210,631	$72,017,155	$85,814,543
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$5,353,790	$7,920,064	$5,426,047
Current portion of limited recourse long term debt and accrued interest	37,538,429	37,797,335	31,429,239
	42,892,219	45,717,399	36,855,286
Limited Recourse Long Term Debt and Accrued Interest	34,808,657	41,908,279	44,508,470
Future Site Reclamation Costs	4,846,095	8,646,811	8,703,252
	82,546,971	96,272,489	90,067,008
(CAPITAL DEFICIENCY)			
Share Capital	4,004,395	2,755,182	2,543,077
Deficit	(24,340,735)	(27,010,516)	(6,795,542)
	(20,336,340)	(24,255,334)	(4,252,465)
	$62,210,631	$72,017,155	$85,814,543

Continuing Operations (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the Six Months Ended June 30, 2003 and 2002

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2003	2002	2003	2002
REVENUES				
Mineral, net of royalties	$10,744,172	$12,892,872	$23,967,749	$26,115,380
Other	126,088	156,155	278,853	311,833
	10,870,260	13,049,027	24,246,602	26,427,213
EXPENSES				
Mineral production, treatment and transportation	10,955,505	12,867,305	24,589,694	25,874,707
Depletion, depreciation and amortization	2,121,090	1,700,430	4,505,170	3,930,608
Administration	219,208	325,573	433,829	480,807
Capital taxes	359	31,480	359	63,337
Interest on long term debt	865,846	791,766	1,757,616	1,577,255
Other interest	781	90,501	1,437	97,746
Foreign exchange gain on long term debt	(4,712,718)	(2,918,308)	(9,116,146)	(2,883,265)
Other foreign exchange (gain) loss	(277,366)	92,795	(226,529)	170,617
	9,172,705	12,981,542	21,945,430	29,311,812
OPERATING INCOME (LOSS)	1,697,555	67,485	2,301,172	(2,884,599)
Other income	85,166	389,975	472,887	637,821
INCOME (LOSS) BEFORE TAXES	1,782,721	457,460	2,774,059	(2,246,778)
Income and mining taxes	51,778	83,386	104,278	127,633
NET INCOME (LOSS)	1,730,943	374,074	2,669,781	(2,374,411)
Deficit, Beginning of Period	(26,071,678)	(7,169,616)	(27,010,516)	-
Adjustment to conform the accounting policies of the Mining Business acquired from Old Imperial to the accounting policies of the Company (Note 1)	-	-	-	(4,421,131)
Deficit, End of Period	$(24,340,735)	$(6,795,542)	$(24,340,735)	$(6,795,542)
Basic and Diluted Earnings (Loss) Per Share	$0.09	$0.02	$0.14	$(0.15)

Supplemental Disclosure of Outstanding Shares		
	June 30, 2003	August 22, 2003
Common shares outstanding	19,711,764	22,736,764
Diluted common shares outstanding	21,226,764	24,206,764

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2003 and 2002

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net income (loss)	$1,730,943	$374,074	$2,669,781	$(2,374,411)
Items not affecting cash flows				
Depletion, depreciation and amortization	2,121,090	1,700,430	4,505,170	3,930,608
Foreign exchange gain on long term debt	(4,712,718)	(2,918,308)	(9,116,146)	(2,883,265)
Accrued interest on long term debt	795,273	695,520	1,615,789	1,380,191
Other	41,242	(299,418)	(275,044)	(491,725)
	(24,170)	(447,702)	(600,450)	(438,602)
Net change in non-cash operating balances	1,569,148	(1,447,300)	1,001,340	(39,185)
Cash provided by (used in) operating activities	1,544,978	(1,895,002)	400,890	(477,787)
FINANCING ACTIVITIES				
Repayment of long term debt	-	(137,269)	-	(274,868)
Issue of shares for cash, net of issue costs of $130,601	-	-	1,249,213	-
Cash provided by (used in) financing activities	-	(137,269)	1,249,213	(274,868)
INVESTMENT ACTIVITIES				
Acquisition and development of properties	(869,016)	(775,586)	(1,925,671)	(1,058,763)
Proceeds on sale of subsidiary, net of cash of $268 [2002 - $123]	-	99,877	115,223	99,877
Other	(24,871)	592,608	(14,952)	933,962
Cash (used in) investment activities	(893,887)	(83,101)	(1,825,400)	(24,924)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	651,091	(2,115,372)	(175,297)	(777,579)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,765,197	2,771,577	2,591,585	-
CASH ACQUIRED ON PURCHASE OF THE MINING BUSINESS (Note 1)	-	-	-	1,433,784
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,416,288	$656,205	$2,416,288	$656,205

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2003 and 2002

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2003	2002	2003	2002
SUPPLEMENTAL INFORMATION				
Interest expense paid	$781	$205,892	$1,437	$313,955
Taxes paid	$1,798	$278,833	$140,366	$278,833

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

During the three months ended June 30, 2002 the Company sold its wholly owned subsidiary that owned the shutdown Goldstream Mine. Concurrent with the sale, the Company paid $400,000 to purchase 800,000 common shares of the purchaser, Orphan Boy Resources Inc.

(UNAUDITED – PREPARED BY MANAGEMENT)

1. BASIS OF PRESENTATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial" or the "Company"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2002 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets (the "Energy Business") were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets and related liabilities (the "Mining Business") including the name "Imperial Metals Corporation" were transferred to the Company that was then renamed Imperial Metals Corporation.

The acquisition of the Mining Business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as the reorganization occurred with entities under common control. Details of the assets and liabilities acquired and the adjustment to conform the accounting policies of the Mining Business to those of the Company can be found in Notes 1 and 3 of the consolidated financial statements for the year ended December 31, 2002.

These financial statements are presented on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company accounts for Huckleberry as an incorporated joint venture and recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (the "Lenders") (Notes 8(b) and (c) to the financial statements for the year ended December 31, 2002). As a result, Huckleberry negotiated a financial restructuring package, which among other provisions, resulted in a deferral of all principal and interest payments on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan. For the years 1999 through to September 30, 2003, payments of principal and interest are dependent on available cash. At June 30, 2003, Huckleberry's aggregate long term debt and accrued interest amounted to $135,668,885 of which the Company's share is $67,834,443.

On December 31, 2002 Huckleberry was obligated to repay the portion of the Huckleberry Mine Construction Loan and all accrued unpaid interest thereon aggregating $58.8 million (US$37.2 million) which was deferred as part of the financial restructuring package. The repayment date on the Huckleberry Mine Construction Loan was subsequently extended to September 30, 2003. The remaining principal and interest owing by Huckleberry on September 30, 2003 is estimated to be approximately $29.4 million (US$21.0 million) and $29.6 million (US$21.1 million), respectively based on a US/Cdn dollar exchange rate of 1.40. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's share of Huckleberry's carrying value of assets and liabilities in the amount of $43,297,855 and $72,045,829 respectively, and the balance sheet classifications used. Such adjustments would not have a material effect on the ongoing operations of the Company excluding its interest in Huckleberry as disclosed in Note 4. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

3. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value

50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors

100,000,000 Common Shares without par value

Issued and Fully Paid	2003		2002	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	15,769,411	$2,755,182	1	$ 1
Issued for cash	3,942,353	1,249,213	-	-
Issued on acquisition of the mining business of Energy	-	-	15,769,170	2,543,076
Balance, end of period	19,711,764	$4,004,395	15,769,170	$2,543,077

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 common shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007. On April 30, 2003 the Company granted employees options to purchase 15,000 common shares at $0.50 per share. These share options have a term of four years and expire in 2007.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $59,032 for the six months ended June 30, 2003 in respect of these share options. Proforma earnings information determined under the fair value method of accounting for stock options is as follows:

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Net income (loss)			
As reported	$1,730,943	$2,669,781	$(2,374,411)
Proforma compensation expense	28,796	59,032	-
Proforma net income (loss)	$1,702,147	$2,610,749	$(2,374,411)
Basic and diluted income (loss) per share			
As reported	$0.09	$0.14	$(0.15)
Proforma	$0.09	$0.14	$(0.15)

The fair value of the options issued on April 30, 2003 was estimated to be $0.29 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumption:

Dividend yield	0%
Risk free interest rate	4.09%
Expected life	4.23 years
Expected volatility	100%

The fair value of the share options issued on July 22, 2002 was estimated to be $0.22 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Dividend yield	0%
Risk free interest rate	4.3%
Expected life	5 years
Expected volatility	55%

Forfeitures of options are accounted for in the period of forfeiture.

A summary of the status of the Company's share option plan as of June 30, 2003 and changes during the six months then ended is presented below:

	2003	
	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,495,000	$0.50
Granted	15,000	$0.50
Lapsed	(245,000)	$0.50
Outstanding at end of period	1,265,000	$0.50
Options exercisable at June 30, 2003	416,667	$0.50

Share Purchase Warrants

On June 30, 2003 250,000 common share purchase warrants were outstanding to an investment dealer pursuant to a rights advisory and standby agreement in connection with the rights offering completed by the Company in February 2003. Each share purchase warrant is exercisable at a price of $0.36 up to December 30, 2003.

4. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry:

	June 30, 2003			December 31, 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Balance Sheet				
Cash and cash equivalents	$80,885	$2,335,403	$2,416,288	$1,299,427
Other current assets	5,637,960	963,829	6,601,789	8,585,476
Mineral properties	37,324,345	10,673,536	47,997,881	39,424,740
Other assets	254,665	4,940,008	5,194,673	104,568
	43,297,855	18,912,776	62,210,631	49,414,211
Accounts payable and accrued charges	(3,046,672)	(2,307,118)	(5,353,790)	(5,172,687)
Long term debt, including current portion	(67,834,443)	(4,512,643)	(72,347,086)	(75,334,800)
Other liabilities	(1,164,714)	(3,681,381)	(4,846,095)	(1,164,714)
Net assets	$(28,747,974)	$8,411,634	$(20,336,340)	$(32,257,990)

	Three Months Ended June 30, 2003			Three Months Ended June 30, 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Statement of Income (Loss)				
Revenues	$10,585,872	$284,388	$10,870,260	$12,877,029
Expenses	8,374,626	764,691	9,139,317	12,270,155
Net Income (Loss)	$2,211,246	$(480,303)	$1,730,943	$606,874
Statement of Cash Flows				
Cash flow from (applied to) operations	$1,224,298	$(1,248,468)	$(24,170)	$148,650
Net change in non cash operating balances	68,748	1,500,400	1,569,148	(1,271,380)
Operating activities	1,293,046	251,932	1,544,978	(1,122,730)
Financing activities	-	-	-	(137,270)
Investment activities	(1,417,943)	524,056	(893,887)	(877,057)
Increase (decrease) in cash and cash equivalents	$(124,897)	$775,988	$651,091	$(2,139,057)

(UNAUDITED – PREPARED BY MANAGEMENT)

	Six Months Ended June 30, 2003			Six Months Ended June 30, 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Statement of Income (Loss)				
Revenues	$23,679,034	$567,568	$24,246,602	$25,926,557
Expenses	20,169,018	1,407,803	21,576,821	27,400,178
Net Income (Loss)	$3,510,016	$(840,235)	$2,669,781	$(1,473,621)
Statement of Cash Flows				
Cash flow from (applied to) operations	$492,259	$(1,092,709)	$(600,450)	$999,864
Net change in non cash operating balances	807,836	193,504	1,001,340	(350,618)
Operating activities	1,300,095	(899,205)	400,890	649,246
Financing activities	-	1,249,213	1,249,213	(274,869)
Investment activities	(2,518,637)	693,237	(1,825,400)	(1,159,805)
Increase (decrease) in cash and cash equivalents	$(1,218,542)	$1,043,245	$(175,297)	$(785,428)

5. CONTINGENT LIABILITIES AND COMMITMENTS

a) In the event that commodity prices and exchange rates exceed certain specified levels during each calendar quarter, the Company has an obligation to contingently repay certain cost reductions received during the two years ended July 2000 when the Mount Polley and Huckleberry mines were operating under an economic plan. The maximum contingency repayable was $10,175,575 and the obligation to make payments ceased in July 2003. The Company has no further obligations with regard to these cost reductions.

b) Certain of the shareholders of Huckleberry other than the Company have provided letters of credit totaling $2.0 million on behalf of Huckleberry to secure future site reclamation deposits. If these letters of credit were to be exercised by the holder then Huckleberry would be obligated to reimburse the shareholders for the $2.0 million paid out by them under the letters of credit.

c) Huckleberry is obligated to increase its future site reclamation deposits by making cash payments of $50,000 per month up to an including August 2004.

6. SUBSEQUENT EVENTS

Subsequent to June 30, 2003:

a) the Company sold, on a private placement basis, 3 million flow through common shares at a price of $0.50 per share and realized gross proceeds of $1.5 million. The proceeds from the private placement will fund exploration programs at the Mount Polley mine and the Nak property.

b) The Company entered into an option agreement to acquire the Joss'alun property adjacent to the Company's Nak property. Under the terms of the option agreement, the Company can acquire a 100% working interest in the Joss'alun property by paying $10,000 on signing the agreement and issuing 100,000 common shares within one year of signing. A further 100,000 common shares are issuable upon completion of $2.5 million of work on the property. Subsequent to June 30, 2003 25,000 common shares were issued by the Company.

#82-34714

IMPERIAL METALS CORPORATION

First Quarter Report

For the Three Months Ended March 31, 2003

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

To Our Shareholders

We are pleased to report that the Company has achieved its initial objectives for both the Sterling gold property and the Mount Polley mine, as outlined one year ago in the first report to shareholders of the *new Imperial Metals Corporation*.

Exploration on the 144 Zone at Sterling has been ongoing. The most recent program, consisting of 13 holes, achieved its twin objectives of expanding the 144 Zone and extending high grade structures within the zone.

At Mount Polley we continue to be encouraged by research results which suggest that metal recoveries from the highly oxidized Springer Pit mineralization can be significantly increased, adding value to the project.

In February 2003 Imperial completed a Rights Offering which raised net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. Proceeds from the Rights Offering are being used primarily to finance the continued exploration of the 144 Zone at the Sterling property. The Company has also augmented cash resources from the sale of marketable securities, mineral properties and mining equipment.

Imperial's comparative financial results for the three months ended March 31, 2003 and March 31, 2002 are summarized below, and discussed in detail in the attached Management's Discussion and Analysis.

(unaudited)	March 31, 2003	March 31, 2002
Revenues	$13,376,000	$13,378,000
Net Income (Loss)	$939,000	$(2,748,000)
Net Income (Loss) Per Share	$0.05	$(0.17)
Cash Flow	$(576,000)	$9,000
Cash Flow Per Share	$(0.03)	$0.00

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the income attributable to Huckleberry Mines Ltd. for the three months ended March 31, 2003 was $1.3 million, which includes a $4.4 million foreign exchange gain on long term debt. Excluding Huckleberry Joint Venture assets and liabilities, cash and cash equivalents at March 31, 2003 was $1.6 million and working capital was $0.9 million.

At the beginning of the quarter, Pierre Lebel was appointed Chairman of the Board. Mr. Lebel was President of Imperial from 1986 to January 2003. Brian Kynoch was appointed President, having held the position of Senior Vice President and Chief Operating Officer of Imperial from 1995 to January 2003.

Sterling

At the Company's 100% owned Sterling gold property, located in southwest Nevada, a 9,000 foot combined rotary and diamond drill program was initiated in the first quarter, and continued into the second quarter. Assay results expanded the 144 Zone to 350 feet by 750 feet. Final assay results were released on May 23, 2003. Another round of drilling will begin at the end of May, 2003.

Mount Polley

A comprehensive exploration program will be carried out in 2003 at the 100% owned Mount Polley mine, presently on care and maintenance. The planned work will include soil geochemistry, geophysics, trenching and drilling, and will be focused on the following three priorities: (1) extensions of mineralized zones to depth beneath the Springer and Bell zones, (2) under explored targets away from the main zones, and (3) expanding the near surface zones of high oxide mineralization. The goal of this work will be to expand the reserve base of the Mount Polley mine.

Research on new techniques to economically leach copper oxide mineralization in the Springer Pit at Mount Polley began in 2002 and continued into the first quarter of 2003 with larger test columns being started. Results of the research, conducted at the BC Research Laboratories in Vancouver, may add considerable value to Mount Polley. The Company will reevaluate the mine's oxide copper resources, and reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content.

Nak

The Nak property, staked in 2002, is Imperial's most recent exploration property acquisition. Early this year a geophysical exploration program was carried out to help establish the basis of our 2003 summer field program. This promising new copper discovery may well be the nucleus of B.C.'s next area play. The Nak property is located in northwest BC, approximately 75 kilometres southeast of Atlin.

Huckleberry Mine

Imperial is the operator, and 50% owner through a subsidiary, of Huckleberry Mines Ltd. located 123 kilometres southwest of Houston in west-central British Columbia. Production statistics for the first quarter are provided below.

Production Statistics	Three Months Ended March 31	
(unaudited)	2003	2002
Ore milled (tonnes)	1,723,600	1,823,771
Ore milled per calendar day (tonnes)	19,151	20,264
Ore milled per operating day (tonnes)	20,682	21,773
Grade (%) – Copper	0.538	.512
Grade (%) – Molybdenum	0.011	.019
Recovery (%) – Copper	86.80	94.00
Recovery (%) – Molybdenum	25.00	68.15
Copper produced (lbs)	17,742,000	19,359,963
Molybdenum produced (lbs)	106,990	511,779

The Huckleberry Mine continues to be challenged by ongoing low copper prices and the recent strengthening of the Canadian dollar, mining plans may have to be revised again to meet these challenges. This revised mine design may result in a shorter mine life.

Looking Forward

We will continue to advance our exploration and mining assets for the purpose of increasing shareholder value. We are highly encouraged by our continued exploration success at Sterling which is coincident with a strong gold market. We look forward to reporting to you on the results of the initiatives now underway at Imperial.

Brian Kynoch
President

Management's Discussion & Analysis

The financial position of the Company, excluding its share of Huckleberry Mines Ltd., continues to improve with the completion of a rights offering in February 2003 that added $1.3 million to the treasury. The Company continues to focus its attention toward productive assets, turning non producing assets into cash. In February 2003 Imperial sold its wholly owned subsidiary, Similco Mines Ltd., owner of the Similco mine near Princeton, BC.

Huckleberry Mines Ltd.

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Note 4 to the financial statements disclose the impact of Huckleberry Mines Ltd. on the financial position and results of operations of Imperial and although the Company owns 50% of Huckleberry Mines Ltd. all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. Therefore on a consolidated basis the Company's financial results and financial position are substantially dependent on those of Huckleberry Mines Ltd. but Imperial's financial exposure is limited to its $2.5 million loan to Huckleberry Mines Ltd.

Huckleberry Mines Ltd. continues to face challenges in operating at the current copper price and exchange rate. Huckleberry Mines Ltd. will not be able to meet a loan interest and principal payment of $55 million due on June 30, 2003 and therefore continues to negotiate with its lenders to restructure the loan payment schedule. The outcome of these negotiations is uncertain and could result in the Company losing its interest in Huckleberry Mines Ltd. The ongoing operations of the Company would not be materially affected if it lost its 50% interest in Huckleberry Mines Ltd. If the Company no longer had an interest in Huckleberry Mines Ltd. its assets and liabilities would shrink substantially, and since Huckleberry's liabilities exceed its assets, Imperial's financial position would improve significantly. For further details see Note 4 to the consolidated financial statements.

Business Focus

The Company continues with its new focus on gold exploration and subsequent to the March 31, 2003 completed additional drilling at the Sterling property in Nevada with encouraging results. Further drilling is planned for late in the second quarter.

The recent strengthening of the Canadian Dollar versus the US Dollar has reduced the cost of repaying the long term debt due by Huckleberry. However, if the exchange rate stays at these levels then Huckleberry's revenues will decrease significantly as a result of the lower exchange rate once currency hedges currently in place expire at the end of the third quarter of 2003.

During the first quarter of 2003 the Company continued with its research program to advance the use of new heap leach technology to improve copper recoveries at the Mount Polley mine, currently held on care and maintenance.

Risk Factors

Exploration programs, development prospects and mining operations are affected by a number of factors that can significantly impact the operations and financial position of the Company.

Exploration and development prospects are affected by the price of copper and more importantly for the Company, the price of gold. Exploration and development requires significant amounts of capital and even if the funds were available, the outcome is dependent on finding sufficient quantities of minerals, permitting the project, constructing the processing and ancillary facilities and starting commercial production. This process takes time and many factors, including commodity prices and economic conditions, may change, affecting the viability of the project. The Company has expertise in managing these risks and will conduct its exploration and development activities to maximize returns for its shareholders.

The price of copper is a key determinant of revenues from mining operations as the Huckleberry mine is primarily a copper producer. Copper is sold in US dollars and therefore the US/Cdn dollar exchange rate is also a key factor in determination of revenue. Most of the debt of Huckleberry Mines Ltd. is denominated in US dollars and this affects the interest paid in Cdn dollars as well as the ultimate repayment amount of the debt. The Company's interest expense on its debt is based on floating rates, which vary with a number of factors, including international economic and political events. In addition, mining operations face various operating risks, including environmental risks. The Company minimizes risks from mine operations through prudent operating practices, using well trained and knowledgeable staff, obtaining insurance for certain risks, and hedging copper production and exchange rates.

Based on its 50% interest in the Huckleberry mine, the effect on the operating income of the Company for the period April 1 to December 31, 2003 for the following key indicators is as follows:

If the Copper price changes by US$0.01 per pound	$244,000
If the Gold price changes by US$10 per ounce	$52,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$116,000
If the LIBOR rate changes by 1%	$330,000
If the Bank Prime Rate changes by 1%	$62,000

These amounts are based on changes from the March 31, 2003 quarter end US/Cdn dollar exchange rate of 1.47 and copper price of US$0.72 per pound and include currency and commodity hedges in place as of May 23, 2003.

Results of Operations

Financial Results

Operating revenues were the same as in the prior year's quarter at $13.4 million. The majority of revenues in both quarters originated from the Huckleberry mine, currently the Company's only operating mine.

In the three months ended March 31, 2003 Imperial recorded income of $0.9 million ($0.05 per share) compared to a net loss of $2.7 million ($0.17 per share) in the comparative quarter.

The revenues and financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income during the three months ended March 31, 2003 totaled $1.3 million, primarily the result of a $4.4 million foreign exchange gain on long term debt.

The Company does not expect to be profitable in 2003 as the Company's share of losses from the Huckleberry mine for the period April 1 to December 31, 2003 are projected to be about $9 million, excluding foreign exchange gains or losses on long term debt. Cash requirements are considerably less than the $9 million loss due to the inclusion of non cash items therein, however Huckleberry continues to face challenges in maintaining operations at these low metal prices and exchange rates. Imperial is not obligated to fund its share of these losses which are obligations of Huckleberry Mines Ltd.

The financial future of Huckleberry Mines Ltd. is at the discretion of its lenders who continue to work with Huckleberry Mines Ltd. and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues were $13.2 million in the three months ended March 31, 2003, the same as in the 2002 quarter. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial's cash flow from its mining operations declined to a deficit of $0.4 million in the three months ended March 31, 2003 from a positive $0.2 million in prior year's quarter. This decline is the result of higher production costs at the Huckleberry mine. Sales volumes of copper concentrate from the Huckleberry mine were similar in both quarters. Copper prices were slightly higher in 2003 compared to 2002 however the benefit of these higher prices was offset by a decline in the exchange rate of the US Dollar compared to the Canadian Dollar.

Interest Expense

Interest expense on long term debt increased to $0.9 million in the three months ended March 31, 2003 from $0.8 million in 2002 quarter. Interest costs on long term debt were slightly higher in 2003 due to higher interest rates in 2003 on Huckleberry mine debt.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $4.4 million in the March 2003 quarter compared to a loss of $nil in the prior year. The Canadian dollar strengthened significantly against the US dollar in the March 2003 quarter compared to the March 2003 quarter when the exchange rate was more stable.

Taxes

In both the March 31, 2003 and the 2002 quarters the effective tax recovery rate was significantly less than the expected tax rate of 39.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards, as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded net income of $0.9 million in the three months ended March 31, 2003 compared to a net loss of $2.7 million in 2002, while cash flow applied to operations (before net change in non cash operating balances) was $0.6 million in the three months ended March 31, 2003 compared to nil in the prior year's quarter. Reduced operating margins negatively impacted cash flow from operations during the March 2003 quarter.

Working Capital

Working capital at March 31, 2003, excluding current portion of long term debt of $36.5 million, was $4.6 million compared to the working capital of $6.2 million at December 31, 2002, primarily the result of reclassifying the Mount Polley supplies inventory of $1.5 million to mineral properties. All long term debt, including the current portion, is non recourse to Imperial, and the repayment terms of the long term debt on the Huckleberry mine are being renegotiated. The presentation in the financial statements is based on the repayment terms as they existed at March 31, 2003.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures totaled $1.1 million in the three months ended March 31, 2003 versus $0.3 million in the 2002 period. The expenditures in 2003 were primarily for Huckleberry mine ongoing capital projects totaling $1.0 million compared to $0.3 million in 2002. Capital expenditures at Huckleberry for the remainder of 2003 are expected to be about $3.0 million.

Exploration expenditures were $0.3 million in 2003 and nil in 2002, primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the remainder of 2003 is expected to be about $0.8 million, primarily for drilling at Sterling.

In line with its business focus, the Company reduced its holdings of projects it does not consider key to its future. In February 2003 the Company sold its wholly owned subsidiary, Similco Mines Ltd, the owner of the Similco mine, which had been on care and maintenance since 1996, for proceeds of $0.1 million, to reduce costs. Certain mining equipment and real estate assets associated with the Similco mine were retained by the Company for future sale, increasing the cash expected to be realized from the sale of the Similco mine to a significantly higher amount. The Company also sold surplus mining equipment for proceeds of $0.3 million during the quarter ending March 31, 2003.

Debt and Equity Financing

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Repayment of long term debt was $0.1 million during the three months ended March 31, 2002 and nil during the current year's quarter.

Principal and interest payments on all of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on June 30, 2003. Huckleberry continues discussions with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the particular month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley mine totaling $5.7 million.

In February 2003 the Company completed a rights offering and realized net proceeds of $1.3 million. These funds will be used primarily for drilling at the Sterling exploration project. After March 31, 2003 the Company further improving its working capital via securitizing of certain assets and releasing $1.4 million of cash included in future site reclamation deposits to pay $1.4 million in overdue property taxes for the Mount Polley mine.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

IMPERIAL METALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31 2003	December 31 2002	March 31 2002
ASSETS			
Current Assets			
Cash and cash equivalents	$1,765,197	$2,591,585	$2,771,577
Marketable Securities			
[Market value $ 1,426,405 (2002 - $1,538,705)]	1,086,866	1,056,152	-
Accounts receivable	1,540,854	2,481,264	2,933,170
Inventory	5,191,250	8,002,762	5,843,403
	9,584,167	14,131,763	11,548,150
Mineral Properties	49,238,844	49,140,467	67,153,489
Future Site Reclamation Deposits	3,878,058	7,352,584	7,567,871
Other Assets	1,406,539	1,392,341	1,397,699
	$64,107,608	$72,017,155	$87,667,209
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$5,001,823	$7,920,064	$5,332,506
Current portion of limited recourse long term debt	36,530,171	37,797,335	31,376,776
	41,531,994	45,717,399	36,709,282
Limited Recourse Long Term Debt and Accrued Interest	39,663,785	41,908,279	46,835,498
Future Site Reclamation Costs	4,979,112	8,646,811	8,748,968
	86,174,891	96,272,489	92,293,748
(CAPITAL DEFICIENCY)			
Share Capital	4,004,395	2,755,182	2,543,077
Deficit	(26,071,678)	(27,010,516)	(7,169,616)
	(22,067,283)	(24,255,334)	(4,626,539)
	$64,107,608	$72,017,155	$87,667,209

Continuing Operations (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the Three Months Ended March 31, 2003 and 2002

	2003	2002
REVENUES		
Mineral, net of royalties	$13,223,577	$13,222,508
Other	152,765	155,678
	13,376,342	13,378,186
EXPENSES		
Mineral production, treatment and transportation	13,634,189	13,007,402
Depletion, depreciation and amortization	2,384,080	2,230,178
Administration	214,621	155,234
Capital taxes	-	31,857
Interest on long term debt	891,770	785,489
Other interest	656	7,245
Foreign exchange (gain) loss on long term debt	(4,403,428)	35,043
Other foreign exchange loss	50,837	77,822
	12,772,725	16,330,270
OPERATING INCOME (LOSS)	603,617	(2,952,084)
Other income	387,721	247,846
INCOME (LOSS) BEFORE TAXES	991,338	(2,704,238)
Income and mining taxes	52,500	44,247
NET INCOME (LOSS)	938,838	(2,748,485)
Deficit, Beginning of Period	(27,010,516)	-
Adjustment to confirm the accounting policies of the Mining Business acquired from Old Imperial to the accounting policies of the Company (Note 1)	-	(4,421,131)
Deficit, End of Period	$(26,071,678)	$(7,169,616)
Basic and Diluted Income (Loss) Per Share	$0.05	$(0.17)

Supplemental Disclosure of Outstanding Shares		
	May 29, 2003	March 31, 2003
Common shares outstanding	19,711,764	19,711,764
Diluted common shares outstanding	21,241,764	21,226,764

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES		
Net income (loss)	$938,838	$(2,748,485)
Items not affecting cash flows		
Depletion, depreciation and amortization	2,384,080	2,230,178
Foreign exchange (gain) loss on long term debt	(4,403,428)	35,043
Accrued interest on long term debt	820,516	684,671
Other	(316,286)	(192,307)
	(576,280)	9,100
Net change in non-cash operating balances	(567,808)	1,408,115
Cash (used in) provided by operating activities	(1,144,088)	1,417,215
FINANCING ACTIVITIES		
Repayment of long term debt	-	(137,599)
Issue of shares for cash, net of issue costs of $130,601	1,249,213	-
Cash provided by (used in) financing activities	1,249,213	(137,599)
INVESTMENT ACTIVITIES		
Acquisition and development of properties	(1,056,655)	(283,177)
Proceeds on sale of subsidiary, net of cash of $268	115,223	-
Other	9,919	342,354
Cash (used in) provided by investment activities	(931,513)	58,177
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(826,388)	1,337,793
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,591,585	-
CASH ACQUIRED ON ACQUISITION OF THE MINING BUSINESS (Note 1)	-	1,433,784
CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,765,197	$2,771,577
SUPPLEMENTAL INFORMATION		
Interest expense paid	$656	$108,063
Taxes paid	$138,568	$ -

(UNAUDITED – PREPARED BY MANAGEMENT)

1. BASIS OF PRESENTATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial" or the "Company"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2002 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets (the "Energy Business") were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets and related liabilities (the "Mining Business") including the name "Imperial Metals Corporation" were transferred to the Company that was then renamed Imperial Metals Corporation.

The acquisition of the Mining Business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as the reorganization occurred with entities under common control. Details of the assets and liabilities acquired and the adjustment to conform the accounting policies of the Mining Business to those of the Company can be found in Notes 1 and 3 of the consolidated financial statements for the year ended December 31, 2002.

These financial statements are presented on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company accounts for Huckleberry as an incorporated joint venture and recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (the "Lenders") (Notes 8(b) and (c) to the financial statements for the year ended December 31, 2002). As a result, Huckleberry negotiated a financial restructuring package, which among other provisions, resulted in a deferral of all principal and interest payments on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan. For the years 1999 through to June 30, 2003, payments of principal and interest are dependent on available cash. At March 31, 2003, Huckleberry's aggregate long term debt and accrued interest amounted to $143,503,776 of which the Company's share is $71,751,888.

On December 31, 2002 Huckleberry was obligated to repay the portion of the Huckleberry Mine Construction Loan and all accrued unpaid interest thereon aggregating $58.8 million (US$37.2 million) which was deferred as part of the financial restructuring package. The repayment date on the Huckleberry Mine Construction Loan was subsequently extended to June 30, 2003. The remaining principal and interest owing by Huckleberry on June 30, 2003 is estimated to be approximately $27.0 million (US$20.0 million) and $27.5 million (US$20.4 million), respectively based on a US/Cdn dollar exchange rate of 1.35. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's share of Huckleberry's carrying value of assets and liabilities in the amount of $44,619,369 and $75,578,589 respectively, and the balance sheet classifications used. Such adjustments would not have a material effect on the ongoing operations of the Company excluding its interest in Huckleberry as disclosed in Note 4. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

3. SHARE CAPITAL

Share Capital
Authorized
50,000,000 First Preferred shares without par value
50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000 Common Shares without par value

Issued and Fully Paid	2003 Number of Shares	2003 Issue Price or Attributed Value	2002 Number of Shares	2002 Issue Price or Attributed Value
Common shares				
Balance, beginning of period	15,769,411	$2,755,182	1	$ 1
Issued for cash	3,942,353	1,249,263	-	-
To be issued on acquisition of the Mining Business of Energy	-	-	15,769,170	2,543,076
Balance, end of period	19,711,764	$4,004,445	15,769,170	$2,543,077

Share Option Plan
Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $30,236 for the three months ended March 31, 2003 in respect of the share options issued in July 2002. Proforma earnings information determined under the fair value method of accounting for stock options is as follows:

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Net income (loss)		
As reported	$938,838	$(2,748,485)
Proforma compensation expense	(30,236)	-
Proforma net income (loss)	$908,602	$(2,748,485)
Basic and diluted income (loss) per share		
As reported	$0.05	$(0.17)
Proforma	$0.05	$(0.17)

The fair value of the share options was estimated to be $0.22 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Dividend yield	0%
Risk free interest rate	4.3%
Expected life	5 years
Expected volatility	55%

Forfeitures of options are accounted for in the period of forfeiture.

A summary of the status of the Company's share option plan as of March 31, 2003 and changes during the three months then ended is presented below:

	2003	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,495,000	$0.50
Lapsed	(230,000)	$0.50
Outstanding at end of period	1,265,000	$0.50
Options exercisable at March 31, 2003	421,662	$0.50

Share Purchase Warrants
On March 31, 2003 250,000 common share purchase warrants were outstanding to an investment dealer pursuant to a rights advisory and standby agreement in connection with the rights offering completed by the Company in February 2003. Each share purchase warrant is exercisable at a price of $0.36 up to December 30, 2003.

4. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry:

	March 31, 2003			December 31 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Balance Sheet				
Cash and cash equivalents	$191,684	$1,573,513	$1,765,197	$1,299,427
Other current assets	6,170,304	1,648,666	7,818,970	8,585,476
Mineral properties	38,077,838	11,385,678	49,238,844	39,424,740
Other assets	179,543	5,106,054	5,284,597	104,568
	44,619,369	19,448,239	64,107,608	49,414,211
Accounts payable and accrued charges	(2,661,988)	(2,339,835)	(5,001,823)	(5,172,687)
Long term debt, including current portion	(71,751,887)	(4,442,069)	(76,193,956)	(75,334,800)
Other liabilities	(1,164,714)	(3,814,398)	(4,979,112)	(1,164,714)
Net assets	$(30,959,220)	$8,891,937	$(22,067,283)	$(32,257,990)

	Three Months Ended March 31, 2003			Three Months Ended March 31, 2002
Statement of Income (Loss)				
Revenues	$13,093,162	$283,180	$13,376,342	$13,049,528
Expenses	11,794,392	643,112	12,437,504	15,130,023
Net (Loss)	$1,298,770	$(359,932)	$938,838	$(2,080,495)
Statement of Cash Flows				
Cash flow from (applied to) operations	$(732,039)	$155,759	$(576,280)	$851,214
Net change in non cash operating balances	739,088	(1,292,398)	(567,208)	920,762
Operating activities	7,049	(1,136,639)	(1,143,488)	1,771,976
Financing activities	-	1,249,413	1,249,213	(137,599)
Investment activities	(1,100,694)	168,581	(932,113)	(282,748)
Increase (decrease) in cash and cash equivalents	$(1,107,743)	$281,355	$(826,388)	$1,351,829

5. CONTINGENT LIABILITIES AND COMMITMENTS

a) In the event that commodity prices and exchange rates exceed certain specified levels during each calendar quarter, the Company has an obligation to contingently repay certain cost reductions received during the two years ended July 2000 when the Mount Polley and Huckleberry mines were operating under an economic plan. The maximum contingency repayable is $10,175,575 and the obligation to make payments will cease in July 2003.

b) Certain of the shareholders of Huckleberry other than the Company have provided letters of credit totaling $2.0 million on behalf of Huckleberry to secure future site reclamation deposits. If these letters of credit were to be exercised by the holder then Huckleberry would be obligated to reimburse the shareholders for the $2.0 million paid out by them under the letters of credit.

c) Huckleberry is obligated to increase its future site reclamation deposits by making cash payments of $50,000 per month up to an including August 2004.